UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

Pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

CHINA GOLDEN DRAGON TRAVEL GROUP
(Exact name of small business issuer as specified in its charter)

Nevada	26-3552176
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

5F Wan Zhao Kemao Building, Fu’an Street,
Heping District, Tianjin
People’s Republic of China 300021
(Address of Principal Executive Offices; Zip Code)

Registrant’s Telephone Number, Including Area Code:	0086-22-2306.8001

Securities to be registered under Section 12(b) of the Act:

Title of each class to be so registered None	Name of each exchange on which each class is to be registered None

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, par value 0.001

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definition for “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.  (Check one):

Large Accelerated Filer	☐	Accelerated Filer	☐

Non-Accelerated Filer	☐	Smaller Reporting Company	☒

BUSINESS	2
RISK FACTORS	11
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	20
PROPERTIES	29
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	30
DIRECTORS AND EXECUTIVE OFFICERS	32
EXECUTIVE COMPENSATION	33
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE	35
LEGAL PROCEEDINGS	37
MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS	38
RECENT SALES OF UNREGISTERED SECURITIES	38
DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED	39
INDEMNIFICATION OF DIRECTORS AND OFFICERS	40
FINANCIAL STATEMENTS	41
CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE	41
FINANCIAL STATEMENTS AND EXHIBITS	41

FORWARD-LOOKING STATEMENTS

This registration statement contains forward-looking statements.  The forward-looking statements are contained principally in the sections entitled “Business,” “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”  These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements.  These risks and uncertainties include, but are not limited to, the factors described in the section captioned “Risk Factors” below.  In some cases, you can identify forward-looking statements by terms such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “would” and similar expressions intended to identify forward-looking statements.  Forward-looking statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties.  Given these uncertainties, you should not place undue reliance on these forward-looking statements.  These forward-looking statements include, among other things, statements relating to:

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general economic conditions;

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our expectations regarding our ability to maintain and grow our business;

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our expectations regarding the continued growth of the market for travel and leisure services;

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our beliefs regarding the competitiveness of our Company;

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our expectations with respect to increased revenue growth and our ability to achieve increased profitability;

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our future business development, results of operations and financial condition; and

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competition from other companies in the travel and leisure industry.

Also, forward-looking statements represent our estimates and assumptions only as of the date of this registration statement.  You should read this registration statement and the documents that we reference in this registration statement, or that we filed as exhibits herewith, completely and with the understanding that our actual future results may be materially different from what we expect.

Except as required by law, we assume no obligation to update any forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in any forward-looking statements, even if new information becomes available in the future.

USE OF CERTAIN DEFINED TERMS

In this registration statement, unless indicated otherwise, references to

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“ChuanRui Travel” refers to Beijing Rong ChuanRui Travel Consulting Co., LTD, a wholly foreign owned PRC company

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“Golden Dragon,” the “Company,” “we,” “us,” or “our,” are references to the combined business of China Golden Dragon Travel Group, a Nevada corporation, and its wholly owned subsidiary, Touchstone; Touchstone’s wholly owned subsidiary, Wellcare; Wellcare’s wholly owned subsidiary, ChuanRui Travel; ChuanRui Travel’s wholly owned subsidiary, Nanjing Qianjiu; Nanjing Qianjiu’s wholly owned subsidiary, Tianjin Longhai Longjia; Tianjin Longhai Longjia’s wholly owned subsidiary, Sky Travel; and Sky Travel’s wholly owned subsidiaries, Tianjin Golden Dragon and Nanjing Feiyu; but do not include the stockholders of Golden Dragon;

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“Nanjing Feiyu” refers to Nanjing Feiyu Travel Service Co., Ltd,; a PRC limited company;

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“Nanjing Qianjiu” refers to Nanjing Qianjiu Enterprise Management and Consulting Co., Ltd, a PRC limited company;

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“PRC” or “China” refers to the People’s Republic of China; and “RMB” refers to the Renminbi, the legal currency of China;

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“Securities Act” are to the Securities Act of 1933, as amended, and “Exchange Act” are to the Securities Exchange Act of 1934, as amended;

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“Sky Travel” refers to Tianjin Golden Dragon Sky Travel Co., Ltd, a PRC corporation

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“Tianjin Longhai Longjia” refers to Tianjin Longhai Longjia Enterprise Management and Consulting Co., Ltd, a PRC limited company;

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“Touchstone” refers to Touchstone Industry Group Limited, a British Virgin Islands limited company;

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“Tianjin Golden Dragon” refers to Tianjin Golden Dragon Int’l Travel Service Co., Ltd, a PRC limited company;

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“U.S. or the “United States” refers to the United States of America; and “U.S. dollars,” “dollars,” “USD” and “$” refer to the legal currency of the United States; and

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“Wellcare” refers to Wellcare International LTD, a Hong Kong limited company.

In this registration statement we are relying on and we refer to information and statistics regarding the travel and leisure industry that we have obtained from various sited public sources.  Any such information is publicly available for free and has not been specifically prepared for us for use or incorporation in this registration statement or otherwise.

BUSINESS

Overview of Our Business

The Company is a holding company that operates primarily through its PRC subsidiaries, Tianjin Golden Dragon and Nanjing Feiyu. Through our subsidiaries, we are engaged in the business of Chinese domestic and international tour packaging. We plan and organize conferences, events and tours for large groups in the various districts of Tianjin and Nanjing, and offer several specialized package tours to areas such as Hunan, Changsha, Shaoshan, Kunming, Dali and Lijiang, We also offer tour packages for holidays and special events and have garnered nationwide recognition for our unique tourist products, such as our signature Olympics Tour package, in support of the 2008 games, our Wedding Tours to celebrate honeymoons, and our branded Parents’ Tour, designed for families to travel together. We were the first PRC company to offer honeymoon tours in China and our Parent Tour has served more than 100,000 people since its introduction in 2003. As part of our corporate tourism package, we also offer local transportation on our fleet of 65 buses.

Our international corporate customers include Motorola, Panasonic and Butler, and our domestic customers include the Tianjin Municipal Government, the Tianjin Tonight Newspaper, and the local branches of The People’s Insurance Company (Group) of China, the Bank of China, Shanghai Pudong Development Bank and China Mobile. In addition, our subsidiary Tianjin Golden Dragon is the exclusive agent in Tianjin for Hong Kong Disneyland, which brings approximately 20,000 visitors annually, and for the Bright Star Cruise Line, which accounts for more than 5,000 tourists annually.

During 2007, we served more than 690,000 tourists and we were ranked twenty-ninth in revenues in the Chinese travel industry by China National Tourism Administration, CNTA.  The CNTA has also recognized us among the Top 100 Enterprises for eight consecutive years.

Our Corporate History and Structure

The Company was organized under the laws of the State of Arizona, in 2004, as VT Video Services, Inc., a wholly owned subsidiary of Visitalk Capital Corporation, ("VCC"), which in turn was a wholly owned subsidiary of Visitalk.com, ("Visitalk"), as part of the implementation of Visitalk’s Chapter 11 reorganization plan and as such, we were a shell company with no assets or operations. VCC was authorized by the Visitalk plan as the reorganized debtor. On July 28, 2008, we completed a reincorporation merger into Bay Peak 2 Acquisition Corp., a Nevada corporation ("Bay Peak"). In connection with the reincorporation merger, we changed our name from VT Financial Services, Inc. to BayPeak. On January 14, 2009, we changed our name again to China Golden Dragon Travel Group, in connection with our reverse merger acquisition of Touchstone. As a result of the reverse acquisition transaction, we now conduct our operations in the PRC through our wholly owned PRC subsidiaries, Tianjin Golden Dragon and Nanjing Feiyu.

The following chart reflects our organizational structure as of the date of this registration statement.

Our corporate headquarters are located at 5F Wan Zhao Kemao Building, Fu’an Street, Heping District, Tianjin, China, Zip Code: 300021. Our telephone number is +86-22-2306.8001. We maintain a website at  that contains information about our company, but that information is not a part of this registration statement.

Settlement and Stock Split

On July 28, 2008, we issued and sold 39,190,574 shares of our common stock to Bay Peak LLC, for a total purchase price of $47,812.50, pursuant to the terms of a stock purchase agreement. On that date, we also changed our domicile to Nevada, effected a 1-for-7 stock split, and changed our name from VT Financials Services, Inc. to BayPeak, each of which was a closing condition of the stock purchase agreement. On August 29, 2008, we entered into a settlement and release agreement with VCC, pursuant to which, we agreed to issue 2,000,000 shares of our common stock to VCC, prior to giving effect to the split, and to pay VCC $50,000, in exchange for VCC’s forgiveness of certain liabilities held by them. Each party also released the other of all claims arising from or related to the facts stated in the settlement agreement, other than rights and obligations arising out of the remaining agreements. On July 28, 2008, we also entered into a shareholders’ rights agreement with VCC, Bay Peak and The Aviary, LLC, pursuant to which we agreed not to enter into certain material transactions without the approval of the shareholders party to the agreement and they agreed to a lockup of their shares.

Earn-in Agreement

On January 14, 2009, our principal shareholder, LiQiang Song, entered into an earn-in agreement with Xuetian Yuan and Jinwei Chen, our Chief Executive Officer and Chief Operating Officer, respectively, and the founders of our PRC operating subsidiaries, or the Founders, pursuant to which, upon the satisfaction of certain conditions, the Founders have the option to purchase up to an aggregate of 74,107,658 shares of our common stock owned by Mr. Song, at a purchase price of $0.001 per share (the par value of our common stock); except that with respect to the shares eligible to be purchased relating to the satisfaction of condition (4), the purchase price is $0.001 per share, multiplied by the number of such shares, plus $1,000. Under the terms of the earn-in agreement, the Founders will have the right to purchase the shares as follows: (1) 25% of the shares within six months after the execution of the Share Exchange Agreement, provided that on or before that date, we have entered into a binding employment agreement with the Founders and the Founders are employed by us pursuant to that agreement on such date; (2) 25% of the shares after this registration statement on Form 10 has become effective; (3) 25% of the shares if we achieve not less than $5,400,000 in after-tax net income, as determined under United States generally accepted accounting principles, or US GAAP, for the year ended December 31, 2009; and (4) 25% of the shares if we achieve not less than $9,000,000 in pre-tax profits, as determined under US GAAP for the fiscal year ended December 31, 2009. For purposes of determining whether or not the financial thresholds described above have been achieved, the purchase of the shares by the Founders or any other person designated by the Founders will not be deemed to be an expense charge, or other deduction from our revenues for these computations onlyeven though US GAAP may require contrary treatment. Each Founder may purchase 25% of the total number of shares that he or she is eligible to purchase under the earn-in agreement upon the satisfaction of each condition described above. If the Founders purchase all 74,107,658 shares eligible for purchase under the earn-in agreement, the Founders will become our controlling shareholders.

Reverse Acquisition

On December 24, 2008, we completed a reverse acquisition transaction through a share exchange with Touchstone, whereby we issued to the shareholders of Touchstone, 101,101,853 shares of our common stock, par value $0.001, in exchange for all the issued and outstanding capital stock of Touchstone. Touchstone thereby became our wholly owned subsidiary and its subsidiaries, Wellcare, ChuanRui Travel, Nanjing Qianjiu, Tianjin Longhai Longjia, Sky Travel, Tianjin Golden Dragon and Nanjing Feiyu, became our indirect subsidiaries. As a result of the reverse acquisition transaction, on December 24, 2008, Cory Roberts resigned from all corporate offices and from our board of directors, and Xuetian Yuan, Jinwei Chen and Wang Lu were appointed Chief Executive Officer, Chief Operating Officer and Chief Financial Officer, respectively. On same day, our board of directors appointed Xuetian Yuan, Jinwei Chen and Chen Feiyu to serve as members on the board of directors, with Xuetian Yuan serving as Chairman.

As a condition to the closing of the reverse acquisition, we filed a certificate of amendment to our articles of incorporation with the Nevada Secretary of State on January 14, 2009, to change our name from Bay Peak 2 Acquisition Corp. to China Golden Dragon Travel Group.

Our BVI subsidiary, Touchstone, is a holding company and has no operations of its own. It was formed in January 2008, solely for the purpose of acquiring Wellcare, our Hong Kong subsidiary, which in turn was formed in February 2008, as a holding company for our PRC operating subsidiaries, Chuanrui Travel, Nanjing Qianjiu, Tianjin Longhai Longjia, Sky Travel, Tianjin Golden Dragon and Nanjing Feiyu.  Chuanrui Travel was formed in June 2008, under the laws of the PRC, with RMB100,000 in registered capital, for the purpose of providing consulting services in connection with international travel and tourism. Chuanrui Travel acquired 100% of the equity interest of Nanjing Qianjiu in August 2008.  Nanjing Qianjiu was incorporated on July 1, 2008 under the laws of the PRC, with RMB100,000 in registered capital, for the purpose of providing consulting services related to enterprise management, marketing, planning and investment.  Nanjing Qianjiu acquired 100% of the equity interest of Tianjin Longhai Longjia on July 9, 2008.  Tianjin Longhai Longjia was incorporated on July 3, 2008 under the laws of the PRC, with RMB100,000 in registered capital, for the purpose of providing consulting services related to enterprise management, marketing, planning and investment and conferences. Tianjin Longhai Longjia acquired 100% of the equity interest of Sky Travel on July 9, 2008.  Sky Travel was incorporated on January 17, 2001, under the laws of the PRC, with RMB300,000 in registered capital, for the purpose of providing consulting services related to domestic tourism, conference services and general retail merchandising.  Sky Travel owns a 70% majority interest in Tianjin Golden Dragon and a 30% minority interest in Nanjing Feiyu.  Tianjin Golden Dragon was incorporated on May 8, 1995, for the purpose of providing consulting services related to domestic and international tourism, ticketing, conferences, charters and wholesale and retail merchandising, and Nanjing Feiyu was incorporated on August 14, 2003, for the purpose of providing consulting services related to domestic tourism and travel, ticketing, conferences and retail merchandising.

Travel and Tourism Industry

The travel and tourism industry in China has greatly expanded over the last few decades and the UN World Travel Organization, or UNWTO, has deemed China to be the fastest growing travel market in the world.  The emergence of a newly rich middle class and an easing of restrictions on movement by the Chinese authorities are both fueling this travel boom.  Travel within China has become easier in recent years with the lifting of travel controls, massive investment in transportation facilities such as roads, railways and airlines, and the rapid rise in incomes. The number of domestic tourists increased from 695 million in 1998 to 878 million in 2002, boosting domestic tourism receipts from Rmb239.1 billion (US$28.9 billion) to Rmb387.8 billion (US$46.9 billion).

According to statistics of CNTA, tourism industry in China had a fast growth in 2007, 131million foreign tourists visited China in 2007, which generated 41.9billion USD in revenue, this represented 5.5% and 23.5% growth from the previous year, respectively. Domestic tourists account for over one billion people, approximately, with an income of 112billion USD. Furthermore, 41million Chinese tourists traveled abroad, an increase of 18.6% from 2006. And total income for China’s tourism industry reached 158.7billion USD, with an increase of 22.6% from last year. By the end of 2007, the latest statistic shows 19,657 registered travel agencies exist in China represent annual growth of 9.6%.

Domestic Tourism

Because of  China’s fast economic development and the improvement of living standards in recent years, domestic tourism has become an engine and the pillar industry of Chinese economic growth.  According to CNTA statistics, from January to November 2008, there were 39,970,340 domestic tourists received in major cities of China, representing a year on year increase of 13.37%.

CNTA estimates that, in the next 10 years, domestic tourism will maintain an annual growth rate of 10.4%, that  personal tourism consumption will grow at annual average rate of 9.8%, and that enterprise and government travel  will grow at an annual average rage of 10.9%.

Inbound Tourism

According to Factbox, China is the world’s fourth largest country for inbound tourism. According to the UNWTO, China has become a major tourist destination, with the number of international foreign tourists growing from 230,000 in 1978, to approximately, 49.6 million in 2006, making it the fourth most visited country in the world.  While there are gaps between the massive luxury hotels in the big cities and the more limited facilities elsewhere, hotel building continues apace.  The number of tourist hotels shot up from 5,782 in 1998, to 8,880 by 2002.  By 2003 China had some 9,751 tourist hotels and a burgeoning hospitality industry, much of which is developed through joint ventures with foreign partners.  The recent 2008 Summer Olympics is expected to result in a rapid increase in inbound tourism in the next few years, and the coming 2010 Expo Games in Shanghai is expected to contribute to this trend.

According to Factbox, there were approximately 55 million inbound tourists in 2007 contributing a whopping $41.9 billion U.S. dollars to the Chinese travel industry. The number of domestic tourists totaled over one billion, approximately with a total income of RMB777.1 billion.

Outbound Tourism

China is rapidly becoming one of the most important outbound tourism markets in the world and is currently the largest travel market in Asia.  Rising middle class incomes and a pent-up demand to see the rest of the world will make China one of the most significant outbound tourism markets in the coming decade.  Controls on foreign travel are being gradually eased.  Rising disposable incomes and constant exposure to foreign countries on television have also contributed to a surge in outward tourism.  The UNWTO estimates that China will become the largest tourist country and the fourth largest for overseas travel by 2020, with an expected 100 million international travelers.  In terms of total outbound travel spending, China is currently ranked fifth and is expected to be the fastest growing in the world from 2006 to 2015, jumping into the number two slot for total travel spending by 2015.  According to the China National Tourism Administration, or CNTA, China’s outbound travelers reached 40.95 million in 2007, an 18.6% increase over the previous year.

One indication of this is the increase in the number of travel agencies, from 6,222 in 1998, to 11,552 in 2002, which has accompanied a rise in the number of Chinese tourists going abroad from 3.2 million to 10.1 million in the same period. The proportion of Chinese going abroad for “private purposes” rose steadily during that time from 38.1% to 60.8%. Almost all the growth in travel agencies has so far been in Chinese-owned agencies, which increased from 4,910 to 10,203, while international travel agencies in China have remained at just over 1,300.

Mainland Chinese are currently able to take organized leisure tours to over 130 countries and regions that have a bilateral agreement with China, often referred to as Approved Destination Status, or ADS, agreements, and until December 2007, the United States was not on the ADS list.  On December 11, 2007, the U.S. and China signed a memorandum of understanding, or MOU, to facilitate Chinese group leisure travel from China to the United States and opens up the market for U.S. companies.  U.S. destinations can now market themselves in China, and the agreement also provides the necessary framework to permit group leisure travel from China to the United States.  In 2007, China ranked as the 16th largest international market for the United States, with 397,405 Chinese visitors to the U.S. spending a record $2.56 billion, or over $6,000 per person.  The U.S. Department of Commerce expects the number of Chinese visitors to the U.S. to reach approximately 579,000 by 2011.

Our Products and Services

We organize package tours in Tianjin and Nanjing, our business mainly contains two aspects, one is package tour (package tour is a form of product bundling); we operate the tour package ourselves but also sell it to other independent travel agencies after organizing tour groups, another business form is tourism related services.

Package Tours:  Our package tour operations are comprised of domestic and outbound travel services. Domestic package tours can be divided into long-distance (travelling by airplane or train) and short-distance package tours (travelling by bus). Destinations of our long-distance package tours include the tour packages to Guangdong, Sichuan, Yunnan, Shandong, Hunan provinces. The destinations of our short-distance package tours include the tours to Beijing, Shanghai, Hangzhou and Tanshang. Domestic tours depart either from Tianjin or from Nanjing. We design and organize our long-distance tour packages and then sell the packages to our partner travel agencies which are responsible for tour package implementation. We design, organize and implement our short-distance tours. Domestic tour is our primary business, representing approximately 75% of our annual revenue.

The main destinations of our international tour packages are: East-Asia (South-Korea, Japan, Hong Kong and Macao), Western Europe (France, Italy), Australia, New Zealand and African countries. Tour packages to Asian countries represent more than half of the revenues of the outbound tour operations.

Tourism Related Services: There are two operations in our tourism related service business, bus leasing and ticket booking services. We currently own 65 buses available for our package tour business. When a bus is not scheduled for a package tour operation, primarily during low seasons, we lease the bus to other travel agencies or large enterprises to serve their commuter needs. Our ticket booking service is a relatively small part of our business (less than a 1% contribution to annual revenue). We are the exclusive agent of Hong Kong Disneyland tickets in Tianjin, all travelers using a travel agency and planning a visit to Hong Kong Disneyland can only purchase their Disneyland tickets from us. We also sell other tickets including airline and cruise ship tickets.

We also offer theme tour packages for holidays and special events and have garnered nationwide recognition for our unique tourist products, such as our signature 2008 Beijing Olympics Tour package, our Honey Tours on cruise ships, and our branded Parents' Tour, designed for families to travel together. Our Parent Tour, in particular has served more than 100,000 people since its introduction and we were one of the first PRC companies to offer honeymoon tours in China.

Our Growth Strategy

We are committed to enhancing profitability and cash flows through the following strategies:

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Development of Charter Flights.  We plan to offer charter flights to more destinations in China.  In October 2008 we began to offer charter flights to 14 domestic destinations in Yunnan, Xinjiang, Dalian, Sichuan, Shandong, Hunan, Guangxi, Hainan.  We expect that by chartering our flights we will effectively lower the cost of our long-distance tour packages. Moreover, we are currently negotiating with the Civil Aviation Administration of China, or CAAC, to obtain permission to share its tickets-info terminal in 2009 for the sale of excess tickets to the public, as well as to our own package-tour customers, which we expect to result in additional revenues.

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Mergers and Acquisitions.  We plan to grow organically as well as through mergers and acquisitions.  In September 2008 we opened a new office in Beijing, to facilitate our local tour packages in the area in the wake of the 2008 Olympic Games.  We also plan to merge with, or acquire mid-sized travel agencies in provinces such as Shandong, Liaoning, Hainan, Yunnan, Guangxi and Sichuan, for the purpose of local tour implementation and programming. We expect that the increased size in the number of outlets and geographic services area will allow for increased brand promotion and will benefit our margins by reducing the cost of long-distance tour-packages.

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Increased Sales Network:  Our strategic plans call for seventy new sales outlets to be established in Beijing, Tianjin and Hebei by the end of 2010.  The new sales outlets will primarily focus on package-tour customer collections.

Marketing

Our marketing efforts are focused on the economically developed areas of Tianjin and Nanjing. Our target customers are the middle-aged and elderly travelers. We concentrate our business operations in Tianjin and Nanjing, and extend our services to the adjacent cities. The majority of our customers are from Nanjing and Tianjin; these two cities and the surrounding areas have a combined population around 45-50 million.

We target senior citizens who have more time for travel and leisure.  China has an aging population, with the elderly making up 15% of the population, or approximately 210 million people.  As the quality of life improves for the average Chinese citizen, the middle-aged and elderly population is also seeking a better standard of living, which includes increasing their travel and leisure time. In addition, this target set is not only more likely to be loyal but they are also more likely to promote our package tourism business by word of mouth.

There is typically an increase in Olympic related tourism for several years for the city that hosted an Olympic Games. We have experienced fast growth in tourism related to the 2008 Beijing Olympic Games.  Our one-day tour to Beijing from Tianjin has become extremely popular; in the two months after the closing of Olympic Games in September, we organized more than 110,000 tourists to Beijing from Tianjin to visit Olympic venues.

With the 2007 MOU between the U.S. and China, discussed elsewhere in this registration statement, there are now over 130 outbound tourism destinations opened to China. We plan to add an African tour and several new routes in Asia.

Our Major Customers

We earn revenues through the sale of our products and services to customers in China who travel throughout China and abroad.  During fiscal years 2007 and 2006, our five largest customers were Heilongjiang CITS, Sichuan CITS, Beijing Beilu Holiday, Changchun Tianyi Travel Service and Tianjin Huadong Holiday.   These customers combined accounted for approximately $ 5million, or 24.42% of our total sales revenue in 2007, and $3 million, or 17.76% of our total sales revenue in 2006.  Our largest customer, Heilongjiang CITS, accounted for approximately 6.19% and 4.67% of our total revenues for the years ended December 31, 2007 and 2006, respectively.

The following table shows our largest customers in 2007, ranked in order of percentage of revenues.

Rank	Customer Name	Percentage of Revenue
1	Heilongjiang CITS	6.19%
2	Sichuan CITS	6.06%
3	Beijing Beilu Holiday	4.74%
4	Changchun Tianyi Travel Service	4.42%
5	Tianjin Huadong Holiday	3.01%

Our Competition

Due to the nature of the business, our competitors are mostly local travel agencies. Our main competitors are Tianjin Classic Holiday Travel Agency, Kanghui Travel Agency, Tianjin Youth Travel Agency and Daya CTS. Tianjin Classic Holiday Travel Agency is our major competitor. We both focus on Tianjin-based retail customers, we are dealing with the same primary business and focusing on the same customer group, the difference is that we have some different theme tours. We have a total of 23 offices and Tianjin Classic Holiday Travel Agency has 12. The other three travel agencies mainly market their service to institutions, such as government and corporations. Retail customers generate very little revenue for their revenue.

Moreover, the MOU between the U.S. and China, not only facilitated Chinese group leisure travel from China to the United States, but it also opened up the PRC travel and tourism market to U.S. competitors.  Many of our current and future competitors are better established than we are and may be more widely known to consumers, have larger infrastructures and greater capital resources.

We believe that we have the following competitive strengths in our industry that allow us to compete effectively:

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Brand Market Differentiation. With twelve years in the tourism business, we have established a large group of loyal customers, especially in north and north-east China. In Tianjin, we established a tourists’ club for loyal customers, which has grown to approximately 20,000 members.

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Lower Cost. Because of our volume of tourists, we are able to provide a favorable price to our customers for flights, accommodation and ground transportation.  Moreover, since we own our own tour buses, we are able to offer our customers lower prices on leased transportation during the off season and on guided tours during the peak season.

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Experienced Management Team.  Our management team has significant experience in the travel and tourism industries.  Our President and Chief Executive Officer and Founder, Mr. Xuetian Yuan, served for 13 years  as a director in the transportation department of the Tianjin Transportation Bureau until our founding in 1995 and our Chief Operating Officer, Ms. Jinwei Chen, has worked for 13 years in the industry.

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High-quality Customer Service. Due to the fact that we develop our tours to meet customer demands and continually upgrade and modify our services based on customer feedback, we experience strong repeat business and customer referrals because we have a policy of high quality customer service.

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Extensive Sales Offices.  We have 23 sales offices in Tianjin and 1 sales office in Nanjing, this network is covering almost all areas of Tianjin and Nanjing, this extensive local presence can meet local  tourist’s needs, and get feedback from our customers in time to allow us to improve our services.

Regulation

New Holiday Pattern

In November 2007, the PRC Government unveiled a draft plan to overhaul China’s complex public holiday system, with the end result being that, the total number of legal holidays will increase from 10 days to 11 days.  Some of the plan highlights are:

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The Spring Festival will begin on the eve of the Lunar New Year, rather than on the day itself;

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The three-day May Day public holiday is reduced to one day;

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Three new one-day public holidays are created for Tomb-Sweeping Day, the Dragon-Boat Festival and the Mid-Autumn Festival; and

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Golden Weeks will be maintained for the Spring Festival and the National Day public holiday, by working the entire weekend previous to each of these holidays.

We expect that this new pattern of two 7-day long holidays and five 3-day short holidays, will result in a 30-40% revenue growth for domestic travel agencies.

Foreign Currency Regulations

We are subject to the PRC’s foreign currency regulations. The PRC government has control over RMB reserves through, among other things, direct regulation of the conversion or RMB into other foreign currencies. Although foreign currencies which are required for “current account” transactions can be bought freely at authorized Chinese banks, the proper procedural requirements prescribed by Chinese law must be met. At the same time, Chinese companies are also required to sell their foreign exchange earnings to authorized Chinese banks and the purchase of foreign currencies for capital account transactions still requires prior approval of the Chinese government.

Environmental Matters

Regulations relating to the protection of the environment have not had a significant effect on our capital expenditures, earnings or competitive position.  Our operations are not energy intensive, and we are not engaged in producing consumer products, and all of our businesses are following the national environmental regulation, as well as our bus service.

Our Employees

As of September 30, 2008, we employed 86 full-time employees and 146 part-time employees. The following table sets forth the number of our full-time employees by function as of September 30, 2008,excluding employees in sales outlays:

Department	Number of Employees
Human Resources	2
Administration Office	5
Enterprise Planning	7
Finance	9
International Tours	6
Ticket Dept	2
Customer Service	5
Tour Operations	19
Bus Services	4
Total	59

We believe to have a good relationship with our employees. Our Chinese subsidiaries have trade unions which protect employees’ rights, aim to assist in the fulfillment of our economic objectives, encourage employee participation in management decisions and assist in mediating disputes between us and union members. We have not experienced any significant problems or disruptions to our operations due to labor disputes, nor have we experienced any difficulties in recruitment and retention of experienced staff. As required by applicable Chinese law, we have entered into employment contracts with all of our officers, managers and employees. The remuneration payable to employees includes basic salaries and allowances. We also provide training for our staff from time to time to enhance their technical knowledge.

Our employees in China participate in a state pension scheme organized by Chinese municipal and provincial governments. We are required to contribute to the scheme at rates ranging from 13% to 18% of the average monthly salary. As of the date of this report, we have complied with the regulation and have paid the state pension plan as required by law.  In addition, we are required by Chinese law to cover employees in China with various types of social insurance. We have purchased social insurance for all of our employees.

With the expansion of our business operations, we expect that the number of our employees will increase in the next 12 months.

Insurance

We maintain property insurance for our administrative office buildings. The aggregate maximum amount covered by our insurance policy is up to approximately $17,757. We also maintain business interruption insurance and key-personnel life insurance. We believe our insurance coverage is customary and standard of companies of comparable size in comparable industries in China.

Litigation

From time to time, we may become involved in various lawsuits and legal proceedings, which arise in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business. We are not currently aware of any legal proceedings or claims that we believe could have a material adverse effect on our business, financial condition or operating results.

RISK FACTORS

An investment in our common stock involves a high degree of risk.  You should carefully consider the risks described below, together with all of the other information included in this registration statement, before making an investment decision.  If any of the following risks actually occur, our business, financial condition or results of operations could suffer.  In that case, the value of our common stock could decline, and you may lose all or part of your investment.

RISKS RELATED TO OUR BUSINESS

We may require additional capital and we may not be able to obtain it on acceptable terms or at all.

As of September 30, 2008, we had cash and cash equivalents of $ 4,339,925. We believe that our current cash on hand and cash flow from operations will be sufficient to meet our present cash needs for at least the next twelve months. We may, however, require additional cash resources due to a change in business conditions, our inability to achieve our targeted growth milestones, a decline in same store sales or other future developments that negatively affect our cash flows from operations. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain additional credit facilities. The sale of additional equity securities could result in dilution to our stockholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financing covenants that would restrict our operations. Our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties, including:

•

investors’ perception of, and demand for, securities of United States-based companies involved in the franchise distribution business;

•

conditions of the U.S. and other capital markets in which we may seek to raise funds;

•

our future results of operations, financial condition and cash flows; and

•

economic, political and other conditions in United States and other international markets where we may seek to establish a presence.

Financing may not be available in amounts or on terms acceptable to us, if at all.  Any failure by us to raise additional funds on terms favorable to us, or at all, could have a material adverse effect on our business, financial condition and results of operations.

Our operating history may not serve as an adequate basis to judge our future prospects and operating results.

We have encountered and will continue to encounter risks and difficulties frequently experienced by companies in evolving industries such as the travel service industry in China. Some of the risks relate to our ability to:

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attract and retain customers and encourage our customers to engage in repeat transactions;

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retain our existing agreements with travel suppliers such as hotels and airlines and to expand our service offerings on satisfactory terms with our travel suppliers;

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operate, support, expand and develop our operations, our call center, our website, and our communications and other systems;

•

diversify our sources of revenue;

•

maintain effective control of our expenses;

•

attract and retain qualified employees;

•

raise additional capital;

•

respond to changes in our regulatory environment; and

•

respond to competitive market conditions.

If we are not successful in addressing any or all of these risks, our business may be materially affected in an adverse manner.

We may be exposed to potential risks relating to our internal controls over financial reporting and our ability to have the operating effectiveness of our internal controls attested to by our independent auditors.

As directed by Section 404 of the Sarbanes-Oxley Act of 2002, or SOX 404, the SEC adopted rules requiring public companies to include a report from management on the company’s internal controls over financial reporting in their annual reports, including Form 10-K.  In addition, the independent registered public accounting firm auditing a company’s financial statements must attest to and report on the operating effectiveness of our internal controls.  In the future, our management may conclude that our internal controls over our financial reporting are not effective due to the identification of one or more material weaknesses, or our independent registered public accounting firm may issue an adverse opinion on our internal control over financial reporting if one or more material weaknesses are identified.  We can provide no assurance that we will comply with all of the requirements imposed by SOX 404 and there can be no positive assurance that we will receive a positive attestation from our independent auditors.  In the event we identify significant deficiencies or material weaknesses in our internal controls that we cannot remediate in a timely manner or we are unable to receive a positive attestation from our independent auditors with respect to our internal controls, investors and others may lose confidence in the reliability of our financial statements.  A significant financial reporting failure could cause an immediate loss of investor confidence in our Company and a sharp decline in the market price of its common stock.

Our business depends on the technology infrastructure of third parties, which if interrupted could impair the quality of our service.

We rely on third-party computer systems and other service providers, including the computerized reservation systems of airlines and hotels to make reservations and confirmations.  Other third parties provide, for instance, our back-up data center, telecommunications access lines, significant computer systems and software licensing, support and maintenance service and air-ticket delivery.  Any interruption in these or other third-party services or deterioration in their performance could impair the quality of our service.

The loss of key personnel or difficulties recruiting and retaining qualified personnel could jeopardize our ability to meet our growth targets.

Our future growth depends substantially on the contributions by and abilities of key executives and other employees, and on our ability to attract and retain them.  We must continue to recruit, retain and motivate management and other employees sufficient to maintain our current business and support our projected growth.  A loss of key employees or a significant shortage of high quality employees could jeopardize our ability to meet our growth targets.  Xuetian Yuan has been very important to our success.  Mr. Yuan is our founder, a significant stockholder and our Chief Executive Officer.  The loss of Mr. Yuan’s services could have a significant negative effect on us.  Also, our continued success and the achievement of our expansion goals are dependent upon our ability to attract and retain additional qualified employees as we expand.  If we are unable to attract and retain additional qualified employees our operating results will suffer and we will not be able to expand as projected.

The current global economic financial crisis may negatively impact our business

We expect that the current global financial crisis will eventually have a negative impact on our business. Global air travel has fallen off as the financial crisis has hit economies around the world. The International Air Transport Association recently reported that international passenger traffic has declined 1.3% in October 2008 and 2.9% in September 2008, compared with the same periods in 2007. Although China is considered economically stable, and was originally viewed by some economists as being the one bright spot in the economic downturn, we expect that industry in China will be affected as the manufacturing and export contracts relied on by the PRC economy are curtailed, and that this in turn will affect our customers. The travel industry is highly sensitive to business and personal discretionary spending levels, and it tends to decline during general economic downturns in the PRC. If our customers have less discretionary funds as a result of the current global economic environment, the need for our products and services will also reduce and will negatively impact our sales. This effect could be offset if we can successfully increase our market share in the overall tourism market, which we plan to achieve through optimizing and expanding our sales outlays, expanding our client base and continuously improving our service qualities.

In addition, other adverse trends or events, such as a recurrence of any serious contagious diseases, increased occurrence of travel-related accidents, outbreak of war, poor weather conditions or natural disasters etc., will tend to reduce travel and are likely to reduce the Company's revenues.

Because we do business internationally, our business could be harmed if changes in political or economic stability, laws, exchange rates or foreign trade policies should occur.

Future sales of our franchises in foreign markets and our future relationships with our foreign customers will subject us to the risks of doing business abroad.   Other risks in doing business internationally include political or economic instability, any significant fluctuations in the value of the dollar against foreign currencies, terrorist activities and restrictions on the transfer of funds. Although we have not yet been affected in a material way by any of the foregoing factors, we cannot predict the likelihood or frequency of any such events occurring in the future, and any material disruption may have an adverse affect on our business.

We may not be able to protect our trademarks and other proprietary rights and our failure to so protect those marks and rights would have a material adverse effect on our business, operations, prospects and financial condition.

We believe that our Parents’ Tour, Wedding Tour and Olympics Tour logos and other proprietary rights that we use in our business are important to our success and our competitive position.  Accordingly, we devote substantial resources to the establishment and protection of our trademarks and proprietary rights.  However, the actions taken by us may be inadequate to prevent imitation of our products and concepts by others.

RISKS RELATED TO THE MARKET FOR OUR STOCK

 No market currently exists for the trading of our securities and no market may ever develop.  Accordingly, you may not have any means of trading shares of our common stock.

A market does not presently exist for our securities and no assurance can be given that a market will ever develop.  Consequently, you may not be able to liquidate your investment in our securities for an emergency or at any time, and the securities will not be readily acceptable as collateral for loans. Although we will endeavor to establish a trading market for our securities in the future, no assurance can be given as to the timing of this event or whether the market, if established, will be sufficiently liquid to enable an investor to liquidate his investment in us.

We may be subject to penny stock regulations and restrictions and you may have difficulty selling shares of our common stock.

The SEC has adopted regulations which generally define so-called “penny stocks” as an equity security that has a market price of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exemptions.  If our common stock becomes a “penny stock”, we may become subject to Rule 15g-9 under the Exchange Act, or the “Penny Stock Rule”.  This rule imposes additional sales practice requirements on broker-dealers that sell such securities to persons other than established customers and “accredited investors” (generally, individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouses).  For transactions covered by Rule 15g-9, a broker-dealer must make a special suitability determination for the purchaser and receive the purchaser’s written consent to the transaction prior to sale.  As a result, this rule may affect the ability of broker-dealers to sell our securities and may affect the ability of purchasers to sell any of our securities in the secondary market.

For any transaction involving a penny stock, unless exempt, the rules require delivery, prior to any transaction in a penny stock, of a disclosure schedule prepared by the SEC relating to the penny stock market.  Disclosure is also required to be made about sales commissions payable to both the broker-dealer and the registered representative and current quotations for the securities.  Finally, monthly statements are required to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stock.

There can be no assurance that our common stock will qualify for exemption from the Penny Stock Rule.  In any event, even if our common stock were exempt from the Penny Stock Rule, we would remain subject to Section 15(b)(6) of the Exchange Act, which gives the SEC the authority to restrict any person from participating in a distribution of penny stock if the SEC finds that such a restriction would be in the public interest.

Our holding company structure may limit the payment of dividends.

We have no direct business operations, other than our ownership of our subsidiaries. While we have no current intention of paying dividends, should we decide in the future to do so, as a holding company, our ability to pay dividends and meet other obligations depends upon the receipt of dividends or other payments from our operating subsidiaries and other holdings and investments. In addition, our operating subsidiaries, from time to time, may be subject to restrictions on their ability to make distributions to us, including as a result of restrictive covenants in loan agreements, restrictions on the conversion of local currency into U.S. dollars or other hard currency and other regulatory restrictions as discussed below. If future dividends are paid in RMB, fluctuations in the exchange rate for the conversion of RMB into U.S. dollars may reduce the amount received by U.S. stockholders upon conversion of the dividend payment into U.S. dollars.

Chinese regulations currently permit the payment of dividends only out of accumulated profits as determined in accordance with Chinese accounting standards and regulations. Our subsidiaries in China are also required to set aside a portion of their after tax profits according to Chinese accounting standards and regulations to fund certain reserve funds. Currently, our subsidiaries in China are the only sources of revenues or investment holdings for the payment of dividends. If they do not accumulate sufficient profits under Chinese accounting standards and regulations to first fund certain reserve funds as required by Chinese accounting standards, we will be unable to pay any dividends.

Market volatility may affect our stock price, and the value of our common stock may experience sudden decreases.

There has been, and will likely continue to be, significant volatility in the market price of securities, including ours. These fluctuations can be unrelated to the operating performance of these companies. Factors such as the following could cause the market price of our common stock to fluctuate substantially:

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announcements of new products by us or our competitors;

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litigation involving us;

•

quarterly fluctuations in our financial results or other travel related companies’ financial results;

•

shortfalls in our actual financial results compared to our guidance or results previously forecasted by stock market analysts;

•

acquisitions or strategic alliances by us or our competitors;

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any stock repurchase program;

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the gain or loss of a significant customer; and

•

general conditions in the travel industry and conditions in the financial markets.

A decline in the market price of our common stock may adversely impact our ability to attract and retain employees. In addition, stockholders may initiate securities class action lawsuits if the market price of our stock drops significantly, which may cause us to incur substantial costs and could divert the time and attention of our management.

Our controlling stockholder holds a significant percentage of our outstanding voting securities, which could hinder our ability to engage in significant corporate transactions without his approval.

As a result, he possesses significant influence, giving him the ability, among other things, to elect a majority of our Board of Directors and to authorize or prevent proposed significant corporate transactions. His ownership and control may also have the effect of delaying or preventing a future change in control, impeding a merger, consolidation, takeover or other business combination or discourage a potential acquirer from making a tender offer.

RISKS RELATED TO DOING BUSINESS IN CHINA

Declines or disruptions in the travel industry generally could reduce our revenue.

A large part of the Company’s business is currently driven by the trends that occur in the travel industry in China, including the hotel, airline and packaged-tour industries.  As the travel industry is highly sensitive to business and personal discretionary spending levels, it tends to decline during general economic downturns. In addition, other adverse trends or events that tend to reduce travel and are likely to reduce the Company’s revenues include the following:

•

a recurrence of SARS or any other serious contagious diseases;

•

increased prices in the hotel, airline, or other travel-related industries;

•

increased occurrence of travel-related accidents;

•

outbreak of war or conflict across the Taiwan Strait or elsewhere in the Asia-Pacific region;

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increases in terrorism or the occurrence of a terrorist attack in the Asia-Pacific region or elsewhere;

•

poor weather conditions; and

•

natural disasters.

The Company could be severely affected by changes in the travel industry and will, in many cases, have little or no control over those changes.  As a result of any of these events, our operating results and financial conditions could be materially and adversely affected.

Our results are likely to fluctuate because of seasonality in the travel industry in China.

Our business travel operations experience seasonal fluctuations, reflecting seasonal variations in demand for travel services.  During the first quarter, demand for travel services generally declines and the number of bookings flattens or decreases, in part due to a slowdown in business activity during the Chinese New Year holiday. Demand for travel services generally peaks during the second half of the year and there may be seasonal fluctuations in allocations of travel services made available to us by travel suppliers.  Consequently, our revenues may fluctuate from quarter to quarter.

Changes in China’s political or economic situation could harm us and our operational results.

Economic reforms adopted by the Chinese government have had a positive effect on the economic development of the country, but the government could change these economic reforms or any of the legal systems at any time. This could either benefit or damage our operations and profitability. Some of the things that could have this effect are:

•

Level of government involvement in the economy;

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Control of foreign exchange;

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Methods of allocating resources;

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Balance of payments position;

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International trade restrictions; and

•

International conflict.

The Chinese economy differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development, or OECD, in many ways. As a result of these differences, we may not develop in the same way or at the same rate as might be expected if the Chinese economy were similar to those of the OECD member countries.

Our business is largely subject to the uncertain legal environment in China and your legal protection could be limited.

The Chinese legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which precedents set in earlier legal cases are not generally used. The overall effect of legislation enacted over the past 20 years has been to enhance the protections afforded to foreign invested enterprises in China. However, these laws, regulations and legal requirements are relatively recent and are evolving rapidly, and their interpretation and enforcement involve uncertainties. These uncertainties could limit the legal protections available to foreign investors, such as the right of foreign invested enterprises to hold licenses and permits such as requisite business licenses. In addition, all of our executive officers and our directors are residents of China and not of the U.S., and substantially all the assets of these persons are located outside the U.S. As a result, it could be difficult for investors to affect service of process in the U.S., or to enforce a judgment obtained in the U.S. against us or any of these persons.

The Chinese government exerts substantial influence over the manner in which we must conduct our business activities which could have an adverse effect on our ability to operate in China.

China only recently has permitted provincial and local economic autonomy and private economic activities. The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, import and export tariffs, environmental regulations, land use rights, property and other matters. We believe that our operations in China are in material compliance with all applicable legal and regulatory requirements. However, the central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations.

Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof, and could require us to divest ourselves of any interest we then hold in Chinese properties or joint ventures.

Future inflation in China may inhibit our ability to conduct business in China.

In recent years, the Chinese economy has experienced periods of rapid expansion and high rates of inflation. During the past ten years, the rate of inflation in China has been as high as 20.7% and as low as -2.2%. These factors have led to the adoption by the Chinese government, from time to time, of various corrective measures designed to restrict the availability of credit or regulate growth and contain inflation. High inflation may in the future cause the Chinese government to impose controls on credit and/or prices, or to take other action, which could inhibit economic activity in China, and thereby harm the market for our products.

Any recurrence of severe acute respiratory syndrome, or SARS, or another widespread public health problem, could harm our operations.

A renewed outbreak of SARS or another widespread public health problem in China, where our operations are conducted, could have a negative effect on our operations.  Our operations may be impacted by a number of health-related factors, including the following:

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quarantines or closures of some of our offices which would severely disrupt our operations,

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the sickness or death of our key officers and employees, and

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a general slowdown in the Chinese economy.

Any of the foregoing events or other unforeseen consequences of public health problems could damage our operations.

Restrictions on currency exchange may limit our ability to receive and use our revenues effectively.

The majority of our revenues will be settled in RMB, and any future restrictions on currency exchanges may limit our ability to use revenue generated in RMB to fund any future business activities outside China or to make dividend or other payments in U.S. dollars. Although the Chinese government introduced regulations in 1996 to allow greater convertibility of the RMB for current account transactions, significant restrictions still remain, including primarily the restriction that foreign-invested enterprises may only buy, sell or remit foreign currencies after providing valid commercial documents, at those banks in China authorized to conduct foreign exchange business. In addition, conversion of RMB for capital account items, including direct investment and loans, is subject to governmental approval in China, and companies are required to open and maintain separate foreign exchange accounts for capital account items. We cannot be certain that the Chinese regulatory authorities will not impose more stringent restrictions on the convertibility of the RMB.

Fluctuations in exchange rates could adversely affect our business and the value of our securities.

The value of our common stock will be indirectly affected by the foreign exchange rate between U.S. dollars and RMB and between those currencies and other currencies in which our sales may be denominated.  Appreciation or depreciation in the value of the RMB relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations.  Fluctuations in the exchange rate will also affect the relative value of any dividend we issue that will be exchanged into U.S. dollars as well as earnings from, and the value of, any U.S. dollar-denominated investments we make in the future.

Since July 2005, the RMB has no longer been pegged to the U.S. dollar.  Although the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the RMB may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. Moreover, it is possible that in the future PRC authorities may lift restrictions on fluctuations in the RMB exchange rate and lessen intervention in the foreign exchange market.

Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations.  To date, we have not entered into any hedging transactions.  While we may enter into hedging transactions in the future, the availability and effectiveness of these transactions may be limited, and we may not be able to successfully hedge our exposure at all.  In addition, our foreign currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currencies.

Failure to comply with PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident stockholders to personal liability, limit our ability to acquire PRC companies or to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute profits to us or otherwise materially adversely affect us.

In October 2005, the PRC State Administration of Foreign Exchange, or SAFE, issued the Notice on Relevant Issues in the Foreign Exchange Control over Financing and Return Investment Through Special Purpose Companies by Residents Inside China, generally referred to as Circular 75, which required PRC residents to register with the competent local SAFE branch before establishing or acquiring control over an offshore special purpose company, or SPV, for the purpose of engaging in an equity financing outside of China on the strength of domestic PRC assets originally held by those residents. Internal implementing guidelines issued by SAFE, which became public in June 2007 (known as Notice 106), expanded the reach of Circular 75 by (1) purporting to cover the establishment or acquisition of control by PRC residents of offshore entities which merely acquire “control” over domestic companies or assets, even in the absence of legal ownership; (2) adding requirements relating to the source of the PRC resident’s funds used to establish or acquire the offshore entity; (3) covering the use of existing offshore entities for offshore financings; (4) purporting to cover situations in which an offshore SPV establishes a new subsidiary in China or acquires an unrelated company or unrelated assets in China; and (5) making the domestic affiliate of the SPV responsible for the accuracy of certain documents which must be filed in connection with any such registration, notably, the business plan which describes the overseas financing and the use of proceeds. Amendments to registrations made under Circular 75 are required in connection with any increase or decrease of capital, transfer of shares, mergers and acquisitions, equity investment or creation of any security interest in any assets located in China to guarantee offshore obligations, and Notice 106 makes the offshore SPV jointly responsible for these filings. In the case of an SPV which was established, and which acquired a related domestic company or assets, before the implementation date of Circular 75, a retroactive SAFE registration was required to have been completed before March 31, 2006; this date was subsequently extended indefinitely by Notice 106, which also required that the registrant establish that all foreign exchange transactions undertaken by the SPV and its affiliates were in compliance with applicable laws and regulations. Failure to comply with the requirements of Circular 75, as applied by SAFE in accordance with Notice 106, may result in fines and other penalties under PRC laws for evasion of applicable foreign exchange restrictions. Any such failure could also result in the SPV’s affiliates being impeded or prevented from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation to the SPV, or from engaging in other transfers of funds into or out of China.

We believe that our stockholders, who are PRC residents as defined in Circular 75, have registered with the relevant branch of SAFE, as currently required, in connection with their equity interests in us and our acquisitions of equity interests in our PRC subsidiaries. However, we cannot provide any assurances that their existing registrations have fully complied with, and they have made all necessary amendments to their registration to fully comply with, all applicable registrations or approvals required by Circular 75. Moreover, because of uncertainty over how Circular 75 will be interpreted and implemented, and how or whether SAFE will apply it to us, we cannot predict how it will affect our business operations or future strategies. For example, our present and prospective PRC subsidiaries’ ability to conduct foreign exchange activities, such as the remittance of dividends and foreign currency-denominated borrowings, may be subject to compliance with Circular 75 by our PRC resident beneficial holders. In addition, such PRC residents may not always be able to complete the necessary registration procedures required by Circular 75. We also have little control over either our present or prospective direct or indirect stockholders or the outcome of such registration procedures. A failure by our PRC resident beneficial holders or future PRC resident stockholders to comply with Circular 75, if SAFE requires it, could subject these PRC resident beneficial holders to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our subsidiaries’ ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects.

If the China Securities Regulatory Commission, or CSRC, or another PRC regulatory agency, determines that CSRC approval is required in connection with this offering, this offering may be delayed or cancelled, or we may become subject to penalties.

On August 8, 2006, six PRC regulatory agencies, including the CSRC, promulgated the Regulation on Mergers and Acquisitions of Domestic Companies by Foreign Investors, which became effective on September 8, 2006. This new regulation, among other things, has certain provisions that require SPVs formed for the purpose of acquiring PRC domestic companies and controlled by PRC individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock market. However, the new regulation does not expressly provide that approval from the CSRC is required for the offshore listing of an SPV which acquires, directly or indirectly, an equity interest or shares of domestic PRC entities held by domestic companies or individuals by cash payment, nor does it expressly provide that approval from CSRC is not required for the offshore listing of an SPV which has fully completed its acquisition of an equity interest in domestic PRC equity prior to September 8, 2006. On September 21, 2006, the CSRC published on its official website a notice specifying the documents and materials that are required to be submitted for obtaining CSRC approval. It is not clear whether the provisions in the new regulation regarding the offshore listing and trading of the securities of an SPV applies to an offshore company such as us which has acquired equity interests in PRC domestic entities for cash and has completed the acquisition of the equity interest of PRC domestic entities prior to the effective date of the new regulation. Since the new regulation has only recently been adopted, there remains some uncertainty as to how this regulation will be interpreted or implemented. If the CSRC or another PRC regulatory agency subsequently determines that the CSRC’s approval is required for this offering, we may face sanctions by the CSRC or another PRC regulatory agency. If this happens, these regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from this offering into the PRC, restrict or prohibit payment or remittance of dividends to us or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our shares. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to delay or cancel this offering before settlement and delivery of the shares being offered by us.

We may be unable to complete a business combination transaction efficiently or on favorable terms due to complicated merger and acquisition regulations which became effective on September 8, 2006.

On August 9, 2006, six PRC regulatory agencies, including the CSRC, promulgated the Regulation on Mergers and Acquisitions of Domestic Companies by Foreign Investors, which became effective on September 8, 2006. This new regulation, among other things, governs the approval process by which a PRC company may participate in an acquisition of assets or equity interests. Depending on the structure of the transaction, the new regulation will require the PRC parties to make a series of applications and supplemental applications to the government agencies. In some instances, the application process may require the presentation of economic data concerning a transaction, including appraisals of the target business and evaluations of the acquirer, which are designed to allow the government to assess the transaction. Government approvals will have expiration dates by which a transaction must be completed and reported to the government agencies. Compliance with the new regulations is likely to be more time consuming and expensive than in the past and the government can now exert more control over the combination of two businesses. Accordingly, due to the new regulation, our ability to engage in business combination transactions has become significantly more complicated, time consuming and expensive, and we may not be able to negotiate a transaction that is acceptable to our stockholders or sufficiently protect their interests in a transaction.

The new regulation allows PRC government agencies to assess the economic terms of a business combination transaction. Parties to a business combination transaction may have to submit to the Ministry of Commerce and other relevant government agencies an appraisal report, an evaluation report and the acquisition agreement, all of which form part of the application for approval, depending on the structure of the transaction. The regulations also prohibit a transaction at an acquisition price obviously lower than the appraised value of the PRC business or assets and in certain transaction structures, require that consideration must be paid within defined periods, generally not in excess of a year. The regulation also limits our ability to negotiate various terms of the acquisition, including aspects of the initial consideration, contingent consideration, holdback provisions, indemnification provisions and provisions relating to the assumption and allocation of assets and liabilities. Transaction structures involving trusts, nominees and similar entities are prohibited. Therefore, such regulation may impede our ability to negotiate and complete a business combination transaction on financial terms that satisfy our investors and protect our stockholders’ economic interests.

The value of our securities will be affected by the foreign exchange rate between U.S. dollars and RMB.

The value of our common stock will be affected by the foreign exchange rate between U.S. dollars and RMB, and between those currencies and other currencies in which our sales may be denominated. For example, to the extent that we need to convert U.S. dollars into RMB for our operational needs and should the RMB appreciate against the U.S. dollar at that time, our financial position, the business of the company, and the price of our common stock may be harmed. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of declaring dividends on our common stock or for other business purposes and the U.S. dollar appreciates against the RMB, the U.S. dollar equivalent of our earnings from our subsidiaries in China would be reduced.

Under the New EIT Law, we may be classified as a “resident enterprise” of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC stockholders.

China passed a new Enterprise Income Tax Law (the “New EIT Law”), and its implementing rules, both of which became effective on January 1, 2008.  Under the New EIT Law, an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes.  The implementing rules of the New EIT Law define de facto management as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise.  Because the New EIT Law and its implementing rules are new, no official interpretation or application of this new “resident enterprise” classification is available. Therefore, it is unclear how tax authorities will determine tax residency based on the facts of each case.

If the PRC tax authorities determine that Golden Dragon is a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow.  First, we may be subject to the enterprise income tax at a rate of 25% on our worldwide taxable income as well as PRC enterprise income tax reporting obligations.  In our case, this would mean that income such as non-China source income would be subject to PRC enterprise income tax at a rate of 25%. Second, although under the New EIT Law and its implementing rules dividends paid to us from our PRC subsidiaries would qualify as “tax-exempt income,” we cannot guarantee that such dividends will not be subject to a 10% withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax, have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes.  Finally, it is possible that future guidance issued with respect to the new “resident enterprise” classification could result in a situation in which a 10% withholding tax is imposed on dividends we pay to our non-PRC stockholders and with respect to gains derived by our non-PRC stockholders from transferring our shares.  We are actively monitoring the possibility of “resident enterprise” treatment for the 2008 tax year and are evaluating appropriate organizational changes to avoid this treatment, to the extent possible.

If we were treated as a “resident enterprise” by PRC tax authorities, we would be subject to taxation in both the U.S. and China, and our PRC tax may not be creditable against our U.S. tax.

We may be exposed to liabilities under the Foreign Corrupt Practices Act, and any determination that we violated the Foreign Corrupt Practices Act could have a material adverse effect on our business.

We are subject to the Foreign Corrupt Practice Act, or FCPA, and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by U.S. persons and issuers as defined by the statute, for the purpose of obtaining or retaining business. We have operations, agreements with third parties and we make sales in China. Our activities in China create the risk of unauthorized payments or offers of payments by the employees, consultants, sales agents or distributors of our Company, even though they may not always be subject to our control. It is our policy to implement safeguards to discourage these practices by our employees. However, our existing safeguards and any future improvements may prove to be less than effective, and the employees, consultants, sales agents or distributors of our Company may engage in conduct for which we might be held responsible. Violations of the FCPA may result in severe criminal or civil sanctions, and we may be subject to other liabilities, which could negatively affect our business, operating results and financial condition. In addition, the U.S. government may seek to hold our Company liable for successor liability FCPA violations committed by companies in which we invest or that we acquire.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We are a holding company that operates primarily through our PRC subsidiaries, Tianjin Golden Dragon and Nanjing Feiyu.  Through our subsidiaries, we are engaged in the business of Chinese domestic and international tour packaging.  We plan and organize conferences, events and tours for large groups in the various districts of Tianjin and Nanjing, and offer several specialized package tours to areas such as Hunan, Changsha, Shaoshan, Kunming, Dali and Lijiang,  We also offer tour packages for holidays and special events and have garnered nationwide recognition for our unique tourist products, such as our signature Olympics Tour package, in support of the 2008 games, our Wedding Tours to celebrate honeymoons, and our branded Parents’ Tour, designed for families to travel together.   We were the first PRC company to offer honeymoon tours in China and our Parent Tour has served more than 100,000 people since its introduction in 2003.  As part of our corporate tourism package, we also offer local transportation on our fleet of 65 buses.

Our international corporate customers include Motorola, Panasonic and Butler, and our domestic customers include the Tianjin Municipal Government, the Tianjin Tonight Newspaper, and the local branches of The People’s Insurance Company (Group) of China, the Bank of China, Shanghai Pudong Development Bank and China Mobile. In addition, our subsidiary Tianjin Golden Dragon is the exclusive agent in Tianjin for Hong Kong Disneyland, which brings approximately 20,000 visitors annually, and for the Bright Star Cruise Line, which accounts for more than 5,000 tourists annually.

During 2007, we served more than 690,000 tourists and we were ranked twenty-ninth in revenues in the Chinese travel industry by China National Tourism Administration, CNTA.  The CNTA has also recognized us among the Top 100 Enterprises for eight consecutive years.

Our sales revenue for the fiscal years ended December 31, 2007 and 2006 was $26,763,814 and $21,914,567, respectively, and our sales revenue for the nine months ended September 30, 2008 and 2007 was $26,904,548 and $20,710,780, respectively.  Our net income for the fiscal years ended December 31, 2007 and 2006 was $3,207,712 and $2,422,243, respectively, and our net income for the nine months ended September 30, 2008 and 2007 was $4,164,417 and $2,322,022, respectively.

Recent Developments

On July 28, 2008, we entered into a stock purchase agreement among VT Financial Services, Inc. and Bay Peak LLC, pursuant to which, we issued and sold to Bay Peak 39,190,574 shares of our common stock for a total purchase price of $47,812.50.  The closing of the stock purchase agreement was conditioned upon, among other things, the execution of a settlement and release agreement and a shareholders’ rights agreement, and upon the preparation of a proxy statement calling a special shareholders meeting for approval of, among other things, a change of the Company’s domicile to Nevada and a 1-for-7 reverse split.  On August 29, 2008, we entered into a settlement and release agreement with VCC, pursuant to which, we agreed to issue 2,000,000 shares of our common stock to VCC, prior to giving effect to the split, and to pay VCC $50,000, in exchange for VCC’s forgiveness certain liabilities held by us.  Each party also released the other of all claims arising from or related to the facts stated in the settlement agreement, other than rights and obligations arising out of the remaining agreements.  On July 28, 2008, we also entered into a shareholders’ rights agreement with VCC, Bay Peak and The Aviary, LLC, pursuant to which we agreed not to enter into certain material transactions without the approval of the shareholders party to the agreement and they agreed to a lockup of their shares.  As a result of the stock purchase transaction, we merged with and into Bay Peak 2 Acquisition Corp., a Nevada Corporation, which was formed solely for the purpose of acquiring our company and had no other business purpose, assets or operations, and changed our name from VT Financial Services, Inc., to Bay Peak 2 Acquisition Corp.

Prior to December 24, 2008, we were a shell company and had no operations.  On December 24, 2008, we completed a reverse acquisition transaction through a share exchange with Touchstone Industry Group Limited, or Touchstone, whereby we issued to the shareholders of Touchstone, 101,101,853 shares of our common stock, par value $0.001, in exchange for all the issued and outstanding capital stock of Touchstone.  Touchstone thereby became our wholly owned subsidiary and its subsidiaries, Wellcare, ChuanRui Travel, Nanjing Qianjiu, Tianjin Longhai Longjia, Sky Travel, Tianjin Golden Dragon and Nanjing Feiyu, became our indirect subsidiaries.  As a result of the reverse acquisition transaction, on December 24, 2008, Cory Roberts resigned from all corporate offices and from our board of directors, and Xuetian Yuan, Jinwei Chen and Yuanyuan Song were appointed Chief Executive Officer, Chief Operating Officer and Chief Financial Officer, respectively.  On same day, our board of directors appointed Xuetian Yuan, Jinwei Chen and Chen Feiyu to serve as members on the board of directors, with Xuetian Yuan serving as Chairman. In accordance with SFAS 141, we booked this merger using the recapitalization method which consolidated the Company with Touchstone and its subsidiaries, and treated the Company as a shell company at the time of the merger.  Since we were a shell company at the time of the merger while Touchstone had operations and was significantly larger than we were, under SFAS 141, Touchstone is considered to be the acquirer. As a condition to the closing of the reverse acquisition, we filed a certificate of amendment to our articles of incorporation with the Nevada Secretary of State on January 14, 2009, to change our name from Bay Peak 2 Acquisition Corp. to China Golden Dragon Travel Group.

On January 14, 2009, our principal shareholder, LiQiang Song, entered into an earn-in agreement with Xuetian Yuan and Jinwei Chen, our Chief Executive Officer and Chief Operating Officer, respectively, and the founders of our PRC operating subsidiaries, or the Founders, pursuant to which, upon the satisfaction of certain conditions, the Founders have the option to purchase up to an aggregate of 74,107,658 shares of our common stock owned by Mr. Song, at a purchase price of $0.001 per share (the par value of our common stock); except that with respect to the shares eligible to be purchased relating to the satisfaction of condition (4), the purchase price is $0.001 per share, multiplied the number of such shares, plus $1,000. Under the terms of the earn-in agreement, the Founders will have the right to purchase the shares as follows: (1) 25% of the shares within six months after the execution of the Share Exchange Agreement, provided that on or before that date, we have entered into a binding employment agreement with the Founders and the Founders are employed by us pursuant to that agreement on such date; (2) 25% of the shares after this registration statement on Form 10 has become effective; (3) 25% of the shares if we achieve not less than $5,400,000 in after-tax net income, as determined under United States generally accepted accounting principals, or US GAAP, for the year ended December 31, 2009; and (4) 25% of the shares if we achieve not less than $9,000,000 in pre-tax profits, as determined under US GAAP for the fiscal year ended December 31, 2009. For purposes of determining whether or not the financial thresholds described above have been achieved, the purchase of the shares by the Founders or any other person designated by the Founders will not be deemed to be an expense, charge, or other deduction from our revenues even though US GAAP may require contrary treatment. Each Founder may purchase 25% of the total number of shares that he or she is eligible to purchase under the earn-in agreement upon the satisfaction of each condition described above. If the Founders purchase all 74,107,658 shares eligible for purchase under the earn-in agreement, the Founders will become our controlling shareholders.

Principal Factors Affecting Our Financial Performance

Market research discussed elsewhere herein reflects that our industry is one that will continue to grow in the coming years.  However, we expect that the following factors will affect our financial performance in the years to come:

Overall Demand For Our Services

We expect that the current global financial crisis will eventually have a negative impact on our business. Global air travel has fallen off as the financial crisis has hit economies around the world. The International Air Transport Association recently reported that international passenger traffic has declined 1.3% in October 2008 and 2.9% in September 2008, compared with the same periods in 2007. Although China is considered economically stable, and was originally viewed by some economists as being the one bright spot in the economic downturn, we expect that industry in China will be affected as the manufacturing and export contracts relied on by the PRC economy are curtailed, and that this in turn will affect our customers. The travel industry is highly sensitive to business and personal discretionary spending levels, and it tends to decline during general economic downturns in the PRC. If our customers have less discretionary funds as a result of the current global economic environment, the need for our products and services will also reduce and will negatively impact our sales. This effect could be offset if we can successfully increase our market share in the overall tourism market, which we plan to achieve through optimizing and expanding our sales outlays, expanding our client base and continuously improving our service qualities.

In addition, other adverse trends or events, such as a recurrence of any serious contagious diseases, increased occurrence of travel-related accidents, outbreak of war, poor weather conditions or natural disasters etc., will tend to reduce travel and are likely to reduce the Company's revenues.

Credit and Foreign Currency Risks

Financial instruments that potentially expose us to concentrations of credit risk consist primarily of cash, cash equivalents, accounts receivables and other receivable.  We place our cash and cash equivalents, which amounted to USD4,339,925 and USD549,707 as at September 30, 2008 and December 31, 2007, with financial institutions that our management believes are of high-credit ratings and quality.   We conduct credit evaluations of customers and generally does not require collateral or other security from its customers.  We establish an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers.

A majority of our sales and expenses transactions and a significant portion of our assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the PBOC. Remittances in currencies other than RMB by us in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

Our Ability to Reduce Cost

If we are not able to reduce costs to our customers, we will not be able to remain competitive.  We not only focus on expanding our business, but we also focus on reducing costs to our customers. Our current cost reduction methods include the use of charter fights and bypassing brokers.  Since October 2008, we now charter flights to 14 destinations, including: Yunnan, Xinjiang, Dalian, Sichuan (Chengdu and Jiu Zaigou), Shandong (Qingdao, Pengcheng, Yantai, Weihai), Hunan (Zhang Jiajie, Fenghuang ancient city), Guangxi (Guilin) and Hainan (Sanya). This approach has effectively lowered our transportation costs while providing additional revenue through the sale of selling spare seats to the traveling public.  We are also trying to bypass brokers of package tours to East Asia, including tours to Korea and Japan.  Instead we are securing such packages through direct co-operation with foreign travel agencies.  We expect that this approach will effectively lower the cost of our East Asian tour packages.

Results of Operations

The following tables set forth key components of our results of operations for the periods indicated.  Results and key components of our revenue are shown in dollars.

(All amounts are in thousands of U.S. dollars)

	Year Ended December 31,		Nine Months Ended September 30,
	2007	2006	2008	2007
Revenues	26,763,814	21,914,567	26,904,548	20,710,780
Cost of services	(21,285,346)	(17,364,106)	(20,214,725)	(16,514,755)
Gross margin	5,478,468	4,550,461	6,689,823	4,196,025
Operating expenses:
Selling expenses	254,127	283,113	247,092	201,438
General and administrative expenses	686,763	737,447	852,047	464,468
	940,890	1,020,560	1,099,139	665,906
Income from operations	4,537,578	3,529,901	5,590,684	3,530,119

Other income (expense):
Interest income	5,071	6,941	118	4,228
Interest expense	(87,229)	(116,431)	(38,232)	(68,200)
Other income	333,305	198,214	-	-
Other expenses	(1,096)	(3,337)	(14)	(442)
	250,051	85,387	(38,128)	(64,414)
Income before income tax expense	4,787,629	3,615,288	5,552,556	3,465,705
Income tax expense	1,579,917	1,193,045	1,388,139	1,143,683

Net income	3,207,712	2,422,243	4,164,417	2,322,022
Foreign currency translation gain	116,413	84,569	104,287	86,383

Comprehensive income	3,324,125	2,506,812	4,268,704	2,408,405

	Year Ended December 31,		Nine Months Ended September 30,
As a percentage of revenues	2007	2006	2008	2007
Revenues	100.0%	100.0%	100.0%	100.0%
Cost of services	(79.5%)	(79.2%)	(75.1%)	79.7%
Gross margin	20.5%	20.8%	24.9%	20.3%
Operating expenses:
Selling expenses	0.9%	1.3%	0.9%	1.0%
General and administrative expenses	2.6%	3.4%	3.2%	2.2%
	3.5%	4.7%	4.1%	3.2%
Income from operations	17.0%	16.1%	20.8%	17.0%

Other income (expense):
Interest income	0.0%	0.0%	0.0%	0.0%
Interest expense	(0.3%)	(0.5%)	(0.1%)	(0.3%)
Other income	1.2%	0.9%	-	-
Other expenses	0.0%	0.0%	0.0%	0.0%
	0.9%	0.4%	(0.1%)	(0.3%)
Income before income tax expense	17.9%	16.5%	20.7%	16.7%
Income tax expense	5.9%	5.4%	5.2%	5.5%

Net income	12.0%	11.1%	15.5%	11.2%
Foreign currency translation gain	0.4%	0.4%	0.4%	0.4%

Comprehensive income	12.4%	11.5%	15.9%	11.6%

Nine months Ended September 30, 2008 and 2007

Revenues.  Our total revenues during the nine months ended September 30, 2008 amounted to $26.9million, which is an increase of $6.2 million, or 29.9%, from our total revenues during the same period in 2007, when we had revenues of $20.7 million.  The increase in sales is attributable to the continuous expansion of our client base and the increase in sales of our Beijing Tour package in the wake of the 2008 Olympic Games.

Costs of Services.  Our cost of services during the nine months ended September 30, 2008 amounted to $20.2 million, which is $3.7 million, or 22.4%, more than that during the same period in 2007, when the cost of goods sold were $16.5 million.  The increase percentage in cost of services is lower than that of revenues, mainly due to the effective cost control procedures executed by management.  Our current cost reduction methods include the use of charter fights and bypassing brokers.  Since October 2008, we now charter flights to 14 destinations in China. This approach has effectively lowered our transportation costs while providing additional revenue through the sale of selling spare seats to the traveling public.  We are also trying to bypass brokers of package tours to East Asia, including tours to Korea and Japan.  Instead we are securing such packages through direct co-operation with foreign travel agencies.  We expect that this approach will effectively lower the cost of our East Asian tour packages.

Total Operating Expenses.  Our total operating expenses during the nine months ended September 30, 2008 amounted to $1.1 million, which is $0.4 million more than that during the same period of 2007, when we had operating expenses of $0.7 million.  The increase in our operating expenses is mainly due to our increased advertising, an increase in our insurance coverage and other office expenses incurred to support the expansion of our customer base during the 2008 period.

Interest Expenses.  Our total interest expenses decreased of 43.9% from $68,200 for the nine months ended September 30, 2007, to $38,232 in the same period of 2008.  The increase is mainly due to our continuous repayment of a long term loan of approximately $2,748,248, which was fully repaid as of September 30, 2008.

Income Taxes. We incurred income taxes of $1,388,139 during the nine months ended September 30, 2008, while during the same period of 2007, tax charges amounted to $1,143,683. Although our effective income tax rate decreased from 33% of 2007, to 25% of 2008, we accrued more taxes in 2008 primarily because we earned more income.

Net Income after Taxes. We incurred a net income of $4.2 million during the nine months ended September 30, 2008. This is an increase of $1.9 million, as compared to the same period in 2007, when we realized net income of $2.3 million. The increase in our net income during the 2008 period is primarily due to the increase in our revenue and income from operations.

Fiscal Year Ended December 31, 2007 and 2006

Revenues. Our total revenues during the fiscal year ended December 31, 2007, amounted to $26.8 million, which is an increase of $4.9 million, or 22.1%, from total revenues during the same period in 2006, when we had revenues of $22.0 million. The increase in revenues is primarily attributable to increase sales of our package tour services provided to Tianjin domestic tourists and the increase of subcontracted package tours from other travel agencies during the 2007 period.

Costs of Services.  Our cost of services during the fiscal year ended December 31, 2007 amounted to $21.3 million, which is $3.9 million, or 22.6%, more than our cost of services during the same period in 2006, when the cost of goods sold were $17.4 million.  The increase in our cost of services is mainly in line with our increase in revenues.

Total Operating Expenses.  Our total operating expenses decreased by $0.1, or 7.8%, to about $0.9 million in fiscal 2007, from about $ 1.0 million in fiscal 2006.  The decrease in our total operating expenses during the 2007 period was mainly due to a decrease in administrative expenses in connection with a reduction in our staff during the 2007 period.

Interest Expenses.  Our total interest expenses decreased of 25.1%, from $116,431 in fiscal 2006, to $87,229 in fiscal 2007.  The decrease in our interest expenses was mainly due to our continuous repayment of a long term loan of approximately $2,748,248.  During the 2007 period, the balance due on the loan decreased $231,665, from $403,492 as of December 31, 2006, to $171,827 as of December 31, 2007.

Other income. Our other income increased by $135,091, or 68.2%, from $198,214 in fiscal 2006, to $333,305 in fiscal 2007. The increase in our other income was mainly due to certain advertising rebates that we received during the 2007 period in connection with our advertising to attract tourists to the Beijing Olympic Games.

Income Taxes.  We incurred income taxes of $1.6 million during the fiscal year ended December 31, 2007, while during the same period in 2006, tax charge amounted to $1.2 million.  The $0.4 million increase in taxes paid is in line with the increase in our earned income during the 2007 period.

Net Income after Taxes. We incurred a net income of $3.2 million during the fiscal year ended December 31, 2007.  This is an increase of $0.8 million as compared to the same period in 2006, which realized net income of $2.4 million.  The increase in our net income in 2007 resulted mostly from the obvious increase in revenue and income from operations.

Liquidity and Capital Resources

Cash and cash equivalents represent cash on hand and deposits held at call with banks. We consider all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents.   As of September 30, 2008, we had cash and cash equivalents of $4,339,925.  The following table provides detailed information about our net cash flow for all financial statement periods presented in this registration statement.

(All amounts are in thousands of U.S. dollars)

	Year Ended December 31,		Nine months Ended September 30,
	2007	2006	2008	2007
Net cash provided by operating activities	6,308,817	3,670,408	7,256,401	4,841,902
Net cash used in investing activities	(20,424)	(32,943)	(4,470)	(4,629)
Net cash used in financing activities	(5,876,819)	(3,692,633)	(3,628,358)	(3,848,655)
Effect of foreign currency exchange rate changes on cash	22,202	4,652	166,645	24,205
Net increase/(decrease) in cash and cash equivalents	433,776	(50,516)	3,790,218	1,012,823

Operating Activities

Net cash provided by operating activities was $7,256,401 for the nine months ended September 30, 2008, which represents an increase of $2,414,499, from the $4,841,902 net cash provided by operating activities during the same period in 2007. The increase in cash provided by operating activities was primarily due to the increase in our revenue from operations.

Net cash provided by operating activities was $6,308,817 for the year ended December 31, 2007, which is an increase of $2,638,409 from the $3,670,408 net cash provided by operating activities for the same period in 2006. The increase is mainly the result of an increase in revenue from operations.

Investing Activities

Our main uses of cash for investing activities are for purchases of fixed assets.  Net cash used in investing activities during the nine months ended September 30, 2008 and 2007 was $4,470 and $4,629 respectively, which are not material comparing to that of other activities.

Our main uses of cash for investing activities are for purchases of fixed assets.  Net cash used in investing activities during the year ended December 31, 2008 and 2007 was $20,424 and $32,943, respectively, which are not material comparing to that of other activities.

Financing Activities

The following table summarizes our long term debt (in USD) for the periods indicated:

	September 30,	December 31,
	2008 (Unaudited)	2007	2006
Current portion of long-term debt	363,141	648,272	925,522
Long-term debt	-	171,827	403,492
Total debt	363,141	820,099	1,329,014

On August 24, 2005, Tianjin Golden Dragon entered into a credit agreement with First Automobile Finance Co., Ltd., or FAFCO, pursuant to which, FAFCO agreed to loan RMB18,790,600 (approximately, $2,748,248) for a period of 33 months, at an annual interest rate of 6.34%. The loan was due and payable in full on or before May 19, 2008, but Tianjin Golden Dragon had the option of applying to extend the repayment date no later than 30 business days prior to the due date.  On January 11, 2007, Tianjin Golden Dragon and FAFCO entered into an agreement to extend the repayment date for the remaining RMB10,383,240 (approximately, $1,518,617) of the loan to May 19, 2009, and to change the annual interest rate from 6.34% to 7.13%.

As of September 30, 2008, the long term loan had been fully repaid and we do not have any long/short term loans.  Net cash used in financing activities for the nine months ended September 30, 2008 totaled $3,628,358, as compared to $3,848,655 during the same period of 2007.

Our debt ratio (total long-term debt/total assets) was 2.4% as of December 31, 2007. Net cash used in financing activities for the year ended December 31, 2007 totaled $5,876,819, as compared to $3,692,633for the year ended December 31, 2006. The increase in cash used in financing activities was primarily due to the increase of dividends to equity owners.

We believe that our currently available working capital, after receiving the aggregate proceeds of our capital raising activities, should be adequate to sustain our operations at our current levels through at least the next twelve months.

Obligations under Material Contracts

On October 30, 2008, Touchstone entered into a Securities Purchase Agreement with Bay Peak, LLC, or Bay Peak, pursuant to which Touchstone agreed to issue to Bay Peak ordinary shares of Touchstone in an amount equal to 6% of the issued and outstanding capital stock of Touchstone.  In addition, upon completion of an equity financing transaction in which we raise at least $5 million, Touchstone agreed to issue warrants to purchase an additional 8% of the total then issued and outstanding capital stock of Touchstone.  We assumed Touchstone's obligation to issue the warrants in connection with the reverse merger transaction.  In exchange for issuance of such shares and warrants, Bay Peak agreed to forgive a $200,000 advisory fee owed to Bay Peak, in connection with the reverse merger transaction.  When Touchstone entered into this agreement, Bay Peak was our principal stockholder,  and Cory Roberts, Bay Peak’s Managing Member and the beneficial owner of its shares, was our director.

Seasonality

Like most other retail businesses, our business is seasonal. Traditionally, travel and tourism products and services reflect seasonal adjustments in revenue during the second and third quarters of the calendar year.  Because of the seasonality of our business, results for any quarter are not necessarily indicative of the results that may be achieved for the full year.  In addition, fluctuations in sales and operating income in any fiscal quarter may be affected by other events affecting retail sales.  Our industry is highly sensitive to business and personal discretionary spending levels, it tends to decline during general economic downturns.

Inflation

Inflationary factors, such as increases in our products and services and our overhead costs, could impair our operating results.  Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and selling, general and administrative expenses as a percentage of sales revenue if the selling prices of our products and services do not increase with these increased costs.

Critical Accounting Policies

Foreign Currency Translation

The functional currency of the Company is the Renminbi as the PRC is the primary economic environment in which the Company operates.  Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transactions.  The resulting exchange differences are included in the determination of net income for the respective periods.  For financial reporting purposes, the financial statements of the Company, which are prepared using RMB, are translated into the Company’s reporting currency, the USD. The Company’s assets and liabilities are translated using the exchange rate at each balance sheet date.  Revenue and expenses are translated using average rates prevailing during the reporting period. Adjustments resulting from the translation are recorded as a separate component of accumulated other comprehensive income in stockholders’ equity.  Since RMB is not a fully convertible currency, all foreign exchange transactions involving RMB must take place either through the People’s Bank of China, or PBOC, or other institutions authorized to buy and sell foreign exchange.  The exchange rates for foreign exchange transactions are the rates of exchange quoted by the PBOC.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Accounts Receivable and Other Receivables

Accounts receivable are recorded at net realizable value consisting of the carrying amount less an allowance for uncollectible accounts, as needed. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable.  The Company determines the allowance based on aging data, historical collection experience, customer specific facts and economic conditions. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.  The Company does not have any off-balance-sheet credit exposure related to its customers. As of September 30, 2008 and December 31, 2007, no allowance for doubtful accounts was provided for.

As needed for normal business purposes, the Company advances predetermined amounts based upon internal Company policy to certain employees and unrelated parties to ensure certain transactions to be performed in a timely manner. The Company has full oversight and control over the advanced accounts.  As of September 30, 2008 and December 31, 2007, no allowance for doubtful accounts was provided for.

Long-Lived Assets

Vehicles and office equipment are recorded at cost less accumulated depreciation over 10 years and 5 years, respectively. Depreciation is calculated on the straight-line method after taking into account their respective estimated residual values over the following estimated useful lives.  Depreciation expense is included in cost of services and general and administrative expenses. When vehicles and office equipment are retired or otherwise disposed of, resulting gain or loss is included in net income or loss in the year of disposition for the difference between the net book value and proceeds received thereon.  Maintenance and repairs which do not improve or extent the expected useful lives of the assets are charged to expenses as incurred.

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Recoverability of long-lived assets to be held and used is measured by a comparison of the carrying amount of the asset to the estimated undiscounted future cash flows expected to be generated by the asset.  If the carrying amount of an asset exceeds its estimated future undiscounted cash flows, an impairment loss is recognized for the difference between the carrying amount of the asset and its fair value. There were no impairment losses in the nine months ended September 30, 2008 and the year ended December 31, 2007.

Revenue Recognition

The Company's revenue recognition policies are in compliance with Staff Accounting Bulletin No. 104, “Revenue Recognition”. Revenue from travel services is recognized at the date the price is fixed or determinable, the services are provided completely, no other significant obligations of the Company exist and collectability is reasonably assured. Payments received before all of the relevant criteria for revenue recognition are recorded as advances from customers.

Taxation

Because we are incorporated in the PRC, we are governed by the income tax law of the PRC and are subject to PRC enterprise income tax.  Our applicable income tax rate was 33% for the years ended December 31, 2007 and 2006. Beginning January 1, 2008, the new Chinese Enterprise Income Tax, or EIT, law will replace the existing laws for Domestic Enterprises, or DES, and Foreign Invested Enterprises, or FIEs. The new standard EIT rate of 25% will replace the 33% rate currently applicable to both DES and FIEs.

Revenue derived from travelling services is subject to business tax at 5.5% of gross service income after deducting relevant costs. Revenue derived from bus leasing is subject to business tax at 3% of gross service income.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and any operating loss and tax credit carry forwards.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  A valuation allowance is provided to reduce the amount of deferred tax asset if it is considered more likely than not that some portion, or all, of the deferred tax assets will not be realized.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The fair value is estimated by discounting the future cash flow using an interest rate which approximated the rate for which the financial institution would charge borrowers with similar credit ratings and remaining maturities.

Recently Issued Accounting Pronouncements

FASB Statement No. 160 (“SFAS No. 160”) – In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements.” This Statement amends ARB 51 to establish accounting and reporting standards for the noncontrolling (minority) interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS No. 160 is effective for the Company’s fiscal year beginning October 1, 2009. Management is currently evaluating the effect of this pronouncement on financial statements.

FASB Statement No. 141 (“SFAS No. 141”) – In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations.” This Statement replaces SFAS No. 141, Business Combinations. This Statement retains the fundamental requirements in Statement 141 that the acquisition method of accounting (which Statement 141 called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. This Statement also establishes principles and requirements for how the acquirer: a) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree; b) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase and c) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141(R) will apply prospectively to business combinations for which the acquisition date is on or after Company’s fiscal year beginning October 1, 2009. While the Company has not yet evaluated this statement for the impact, if any, that SFAS No. 141(R) will have on its consolidated financial statements, the Company will be required to expense costs related to any acquisitions after September 30, 2009.

FASB Statement No. 161 (“SFAS No. 161”) – On March 19, 2008, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 161, “Disclosures about Derivative Instruments and Hedging Activities.” The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The new standard also improves transparency about the location and amounts of derivative instruments in an entity’s financial statements; how derivative instruments and related hedged items are accounted for under FASB Statement No. 133; and how derivative instruments and related hedged items affect its financial position, financial performance, and cash flows. FASB Statement No. 161 achieves these improvements by requiring disclosure of the fair values of derivative instruments and their gains and losses in a tabular format. It also provides more information about an entity’s liquidity by requiring disclosure of derivative features that are credit risk–related. Finally, it requires cross-referencing within footnotes to enable financial statement users to locate important information about derivative instruments. Management is currently evaluating the effect of this pronouncement on financial statements.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

PROPERTIES

All land in China is owned by the state or collectives. Individuals and companies are permitted to acquire rights to use land or land use rights for specific purposes. In the case of land used for industrial purposes, the land use rights are granted for a period of 50 years. This period may be renewed at the expiration of the initial and any subsequent terms according to the relevant Chinese laws. Granted land use rights are transferable and may be used as security for borrowings and other obligations.

Our executive offices are located at 5F Wan Zhao Kemao Building, Fu’an Street, Heping District in Tianjin, China. Our executive offices consist of approximately 764 square meters, all of which are dedicated to administrative office space. We occupy our space pursuant to a five-year lease agreement between Tianjin Golden Dragon and Bo Yuan, under which we are obligated to pay an annual rent of RMB 100,000.  Our lease expired on December 31, 2008 but we have renewed it for an additional 3 years, through 2011, and have paid aggregate annual rent in advance.

The following table provides a summary of all our property leases:

Lessee	Lessor	Yearly Rental (in RMB)	Premises	Term
Nanjing Qianjiu	Xiaoyan Wu	12,000	Room 7001, No. 11 Zhan Yuan Road, Qinhuai District, Nanjing	June 1, 2008 to May 31, 2009
Tianjin Longhai Longjia	Xuetian Yuan	0*	Room 2-D-504 Xinliju Building New Cultural Garden, Fu’an Avenue, Heping District, Tianjin	June 30, 2008 to June 29, 2009
Sky Travel	Jinwei Chen	10,000	No. 97 Bing Jiang Road, Heping District, Tianjin	January 1, 2006 to December 31, 2015
Tianjin Golden Dragon	Bo Yuan	100,000	Room 2-D-501-504 Xin Li Ju, New Cultural Garden, Fu’an Avenue, Heping District, Tianjin	January 1, 2009 to December 31, 2011
Nanjing Feiyu	Jiangsu Jinlian Paper Co., Ltd.	34,000	Room 7028, No. 11 Zhanyuan Road (Or: Room 7B1H Confucius Temple Commerce and Trade Mall, Qinhuai District, Nanjing)	October 24, 2008 to October 23, 2010
Chuanrui Travel	Beijing Rongjin Shiji Commercial Service Co., Ltd.	10,000	Room A042 6th Floor, Jin Yuan Times Shopping Mall, 1 Yuan Da Road, Hai Dian, Beijing	May 28, 2008 to May 27, 2009

_____________
* Mortgaged to Shenzhen Development Bank, Tianjin Branch for a period commencing from July 12, 2006 to July 12, 2020. Total balance: US $510,000; Mortgage amount: US $263,000, Amount Paid: $247,000. Mr. Xuetian's owns property and allows the Company to use the facility free of charge.

Our other property primarily consists of computer equipment, servers, licensed software, some furniture and fixtures.  And currently we don’t have any intention to make large scale improvement or development with respect to these properties.

We believe that all our properties have been adequately maintained, are generally in good condition, and are suitable and adequate for our business.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding beneficial ownership of our common stock as of January 14, 2009 (i) by each person who is known by us to beneficially own more than 5% of our common stock; (ii) by each of our officers and directors; and (iii) by all of our officers and directors as a group.

Unless otherwise specified, the address of each of the persons set forth below is 5F Wan Zhao Kemao Building, Fu’an Street, Heping District, Tianjin, PRC.

Name & Address of Beneficial Owner	Office, If Any	Title of Class	Amount and Nature of Beneficial Ownership(1)	Percent of Class(2)
Officers and Directors
Xuetian Yuan	Chairman, Chief Executive Officer and President	Common stock $0.001 par value	0	*
Jinwei Chen	Director and Chief Operating Officer	Common stock $0.001 par value	0	*
Feiyu Chen	Director	Common stock $0.001 par value	0	*
Yuanyuan Song	Chief Financial Officer	Common stock $0.001 par value	0	*
All officers and directors as a group (4 persons named above)		Common stock $0.001 par value	0	*
5% Securities Holders
Liqiang Song		Common stock $0.001 par value	81,083,686(3)	75.01%
Xiaohong Yu		Common stock $0.001 par value	6,976,028	6.45%
Shumei Yu		Common stock $0.001 par value	6,976,028	6.45%
Bay Peak, LLC 169 Bolsa Ave. Mill Valley, CA 94941		Common stock $0.001 par value	11,664,765(4)	10.79%

* Less than 1%

1Beneficial Ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities.  Each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to the shares of our common stock.

2As of January 14, 2009, a total of 108,095,641 shares of our common stock are considered to be outstanding pursuant to SEC Rule 13d-3(d)(1).  For each Beneficial Owner above, any options exercisable within 60 days have been included in the denominator.

3 74,107,658 of the shares currently attributed to Mr. Song are subject to a call option under an earn-in agreement between Mr. Song and the founders of our PRC subsidiaries, which gives the founders the right to acquire such shares outright upon the occurrence of certain conditions set forth in the agreement.  While the earn-in agreement gives the founders the right to acquire such shares in the future, and Mr. Song has pledged in the agreement not to dispose of the shares without their consent, it does not give them any influence or control over Mr. Song regarding how he should exercise his shareholder rights.

4 Represents 11,664,765 shares of common stock held by Bay Peak, LLC.  Cory Roberts is the managing member of Bay Peak, LLC and has sole voting and dispositive power over the shares held by it.

Changes in Control

Pursuant to an earn-in agreement, dated January 14, 2009, among the founders of our PRC operating subsidiaries and our controlling shareholder, Mr. LiQiang Song, the founders have the option to acquire all of Mr. Eliasov’s control shares.  For details regarding these agreements, see our disclosures under “Certain Relationships and Related Transactions, and Director Independence” herein.  Other than the foregoing, we do not currently have any arrangements which if consummated may result in a change of control of our Company.

DIRECTORS AND EXECUTIVE OFFICERS

Directors and Executive Officers

The following sets forth the name and position of each of our current executive officers and directors.

Name	Age	Position
Xuetian Yuan	53	Chairman, Chief Executive Officer and President
Yuanyuan Song	38	Chief Financial Officer
Jinwei Chen	46	Director and Chief Operating Officer
Feiyu Chen	48	Director

XUETIAN YUAN.  Mr. Yuan is the founder of our company and has served as its President and Chief Executive Officer since December 24, 2008.  Mr. Yuan has also served as the President of our Chinese operating subsidiary, Golden Dragon Travel since its founding in May 1995.  Prior to this time, Mr. Yuan served as a director in the transportation department of the Tianjin transportation bureau.  Mr. Yuan graduated from Tianjin First Middle School in 1971, and he now also serves as vice president of Tianjin Tourism Association.

YUANYUAN SONG. Mr. Song has served as our Chief Financial Officer since January 2009. Mr Song has worked as vice president in Nanjing Feiyu for more than 10 years, he joined in Nanjin Feijin from 1992, he studied mechanical manufacturing in Nanjing Mechanical Institute from 1989 to 1991 and achieved a college degree, now he serves as Chief Financial Officer.

JINWEI CHEN.  Ms. Chen has served as our Director and Chief Operating Officer since December 24, 2008.  She has also served as the Director and Assistant General Manager of our Chinese operating subsidiary, Golden Dragon Travel since its founding in May 1995.  Ms Chen earned a Bachelor’s Degree in Chemical Engineering from Tianjin University in 1985.

FEIYU CHEN. Mr Chen has served as our Director since December 24, 2008.  He has also served as General Manager of one of our Chinese operating subsidiaries, Nanjing Feiyu, since August 1996.  Mr. Chen earned a Degree in Economy Management from the Beijing Audit Institute in 1985 and is currently President of the Nanjing Tourism Association.

Key Employees

The following sets forth the name, position and relevant work history of our key employees.

Jianping Chen	50	Human Resource Manager	Ms. Chen has served as the Manager of our Human Resources Department since July 2000. She graduated from the Tianjin Number 21 Senior School in 1976.
Qi Chen	58	Administrative Manager	Mr. Chen has served as our Administrative Manager since August 1996. He graduated from the Tianjin Chengdu Dao Senior School in 1964, and now he is the head of Administration office.
Ying Zhuang	37	Comptroller	Ms. Zhuang has served as the Manager of our Accounting Department since September 1996. She graduated from the Tianjin Finance School in 1996.
Jian Chang	28	Manager of International Tours	Mr. Chang has served as our Manager of International Tours since July 2000. He graduated with a Bachelor’s Degree in Tourism from Tianjin Nankai University in 1999.
Bo Yuan	28	Board Secretary; Manager of IT and Enterprise Planning	Mr. Yuan has served as the Manager of our IT and Enterprise Planning Department since August 1998. He graduated with a Degree in History from the Tianjin Normal University in 2003.

Family Relationships

There are no family relationships among any of our officers and directors.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers have been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or has been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement.  Except as set forth in our discussion below in “Certain Relationships and Related Transactions, and Director Independence” none of our directors, director nominees or executive officers have been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

EXECUTIVE COMPENSATION

Summary Compensation Table – 2007 and 2006

The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to the named persons for services rendered in all capacities during the noted periods.  No other executive officers received total annual salary and bonus compensation in excess of $100,000.

Name and Principal Position	Year	Salary ($)	Bonus ($)	All Other Compensation ($)	Total ($)
Xuetian Yuan, Chairman, Chief Executive Officer and President(1)	2006	45,000	--	1,395,000	1,440,000
	2007	45,000	--	1,395,000	1,440,000
Jinwei Chen,	2006	40,000	--	680,000	720,000
Director and Chief Operating Officer(1)	2007	40,000	--	680,000	720,000
Mr. Cory Roberts, Former President and Chairman(2)	2006	--	--	--	--
	2007	--	--	--	--

  (1)    On December 24, 2008, we acquired Golden Dragon in a reverse acquisition transaction that was structured as a share exchange and in connection with that transaction,; Mr. Xuetian Yuan became our Chief Executive Officer and Jinwei Chen, became our Chief Operating Officer. Prior to the effective date of the reverse acquisition, Mr. Yuan served as the Chairman of Golden Dragon Travel, Golden Dragon's wholly owned subsidiary and Mr. Chen served as Golden Dragon's Chief Operating Officer and Director. The annual, long term and other compensation shown in this table for Mr. Yuan includes the amount that he received as an employee of Golden Dragon Travel, prior to the consummation of the reverse acquisition.

  (2)    Mr. Cory Roberts served as our President and Chief Executive Officer until his resignation on December 24, 2008, in connection with our reverse acquisition of Golden Dragon, after which Mr. Yuan became our Chief Executive Officer.

Employment Agreements

Prior to our reverse acquisition, we were a private limited company organized under the laws of the PRC, and in accordance with PRC regulations, the salary of our executive was determined by our shareholders.  In addition each employee is required to enter into an employment agreement executed by the Company’s human resources department and the company’s financial department. Accordingly, all our employees, including our Chief Executive Officer, Xuetian Yuan, and our Chief Operating Officer, Jinwei Chen, have executed our form of employment agreement.

For fiscal years 2006 and 2007, Mr. Yuan earned an annual salary of $45,000 and dividends of $1,395,000 for his services as our Chief Executive Officer as the Executive Director of our Chinese operating subsidiaries, and Ms. Chen earned an annual salary of $40,00 and earned dividends of $680,000 for her services as our Chief Operating Officer and as the Assistant Executive Director of our Chinese operating subsidiaries. Pursuant to the Company’s new employment agreements with them, Mr. Yuan and Ms. Chen, will earn $50,000 and $45,000, respectively, during fiscal year 2009, for their services in those capacities to the Company.  We also intend to enter into an employment agreement with Yuanyuan Song, our Chief Financial Officer.  Our executive officers are not entitled to severance payments upon the termination of their employment agreements and they are subject to the customary non-competition and confidentiality covenants.

Bonuses and Deferred Compensation

We do not have any bonus, deferred compensation or retirement plan. We do not have a compensation committee. All decisions regarding compensation are determined by our board of directors. We intend to establish a compensation committee led by an independent director.

Options and Stock Appreciation Rights

None

Director Compensation

During the 2006 and 2007 fiscal year, we did not pay our directors any compensation for their services as our directors, however, our Director, Feiyu Chen, earned an annual salary of $720,000 including all dividends paid during 2006 and 2007, for his services as General Manager of one of our Chinese operating subsidiaries, Nanjing Feiyu.  Pursuant to the Company’s new employment agreement with him, Mr. Chen, will earn $40,000 during fiscal year 2009, for his continued services in this capacity to the Company.

In the future, we will adopt a policy of paying independent directors a fee for their attendance at board and committee meetings. We also reimburse our directors for reasonable travel expenses related to their duties as our directors.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS,

AND DIRECTOR INDEPENDENCE

Transactions with Related Persons

The following includes a summary of transactions since the beginning of the 2006 fiscal year, or any currently proposed transaction, in which we were or are to be a participant and the amount involved that exceeded or exceeds the lesser of $120,000 or one percent of the average of our total assets at year-end for the last two completed fiscal years, and in which any related person had or will have a direct or indirect material interest (other than compensation described under “Executive Compensation”).  We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions.

•

On July 3, 2008, Mr. Xuetian Yuan, our new Chief Executive Officer, entered into a non-interest bearing loan agreement with Tianjin Golden Dragon, one of our Chinese operating subsidiaries, pursuant to which Mr. Yuan borrowed RMB34,152,826 (approximately, $4,995,919) from Tianjin Golden Dragon. Mr. Yuan was obligated to repay RMB9.5 million (approximately, $1,389,437) of this amount by the end of October 2008, to repay an additional RMB6.2million (approximately, $906,790) from his share of Tianjin Golden Dragon’s profit to be distributed at  the end of 2008, and the balance of the loan was to be treated as a profit distribution to Mr. Yuan going forward.  As a result of our reverse acquisition of Touchstone and our status as a public company, we intend to enter into a formal agreement with Mr. Yuan with respect to the settlement of the loan.  Following the registration of our securities, we will comply with the prohibition on personal loans, directly or indirectly, including through any subsidiary, to extend or maintain credit, to arrange for the extension of credit, or to renew an extension of credit, in the form of a personal loan to or for any of our directors or executive officers (or equivalent thereof).

•

On July 28, 2008, we entered into a stock purchase agreement among VT Financial Services, Inc. and Bay Peak LLC, pursuant to which, we issued and sold to Bay Peak LLC 39,190,574 shares of our common stock for a total purchase price of $47,812.50. The closing of the stock purchase agreement was conditioned upon, among other things, the execution of a settlement and release agreement and a shareholders’ rights agreement, and upon the preparation of a proxy statement calling a special shareholders meeting for approval of, among other things, a change of the Company’s domicile to Nevada and a 1-for-7 reverse split. As a result of the stock purchase transaction, we merged with and into Bay Peak 2 Acquisition Corp., a Nevada Corporation, which was formed solely for the purpose of acquiring our company and had no other business purpose, assets or operations, and changed our name from VT Financial Services, Inc., to Bay Peak 2 Acquisition Corp.

•

On July 28, 2008, we also entered into a shareholders’ rights agreement with VCC, Bay Peak and The Aviary, LLC, pursuant to which we agreed not to enter into certain material transactions without the approval of the shareholders party to the agreement and they agreed to a lockup of their shares.

•

On August 29, 2008, we entered into a settlement and release agreement with VCC, pursuant to which, we agreed to issue 2,000,000 shares of our common stock to VCC, prior to giving effect to the split, and to pay VCC $50,000, in exchange for VCC’s forgiveness certain liabilities held by us.  Each party also released the other of all claims arising from or related to the facts stated in the settlement agreement, other than rights and obligations arising out of the remaining agreements.

•

Prior to December 24, 2008, we were a shell company and had no operations.  On December 24, 2008, we completed a reverse acquisition transaction through a share exchange with Touchstone Industry Group Limited, or Touchstone, whereby we issued to the shareholders of Touchstone, 101,101,853 shares of our common stock, par value $0.001, in exchange for all the issued and outstanding capital stock of Touchstone.  Touchstone thereby became our wholly owned subsidiary and its subsidiaries, Wellcare, ChuanRui Travel, Nanjing Qianjiu, Tianjin Longhai Longjia, Sky Travel, Tianjin Golden Dragon and Nanjing Feiyu, became our indirect subsidiaries.  As a result of the reverse acquisition transaction, on December 24, 2008, Cory Roberts resigned from all corporate offices and from our board of directors, and Xuetian Yuan, Jinwei Chen and Yuanyuan Song were appointed Chief Executive Officer, Chief Operating Officer and Chief Financial Officer, respectively.  On same day, our board of directors appointed Xuetian Yuan, Jinwei Chen and Chen Feiyu to serve as members on the board of directors, with Xuetian Yuan serving as Chairman. In accordance with SFAS 141, we booked this merger using the recapitalization method which consolidated the Company with Touchstone and its subsidiaries, and treated the Company as a shell company at the time of the merger.  Since we were a shell company at the time of the merger while Touchstone had operations and was significantly larger than we were, under SFAS 141, Touchstone is considered to be the acquirer. As a condition to the closing of the reverse acquisition, we filed a certificate of amendment to our articles of incorporation with the Nevada Secretary of State on January 14, 2009, to change our name from Bay Peak 2 Acquisition Corp. to China Golden Dragon Travel Group.

•

On January 14, 2009, our principal shareholder, LiQiang Song, entered into an earn-in agreement with Xuetian Yuan and Jinwei Chen, our Chief Executive Officer and Chief Operating Officer, respectively, and the founders of our PRC operating subsidiaries, or the Founders, pursuant to which, upon the satisfaction of certain conditions, the Founders have the option to purchase up to an aggregate of 74,107,658 shares of our common stock owned Mr. Song, at a purchase price of $0.001 per share (the par value of our common stock); except that with respect to the shares eligible to be purchased relating to the satisfaction of condition (4), the purchase price is $0.001 per share, multiplied the number of such shares, plus $1,000.  Under the terms of the earn-in agreement, the Founders will have the right to purchase the shares as follows: (1) 25% of the shares within six months after the execution of the Share Exchange Agreement, provided that on or before that date, we have entered into a binding employment agreement with the Founders and the Founders are employed by us pursuant to that agreement on such date; (2) 25% of the shares after this registration statement on Form 10 has become effective; (3) 25% of the shares if we achieve not less than $5,400,000 in after-tax net income, as determined under United States generally accepted accounting principals, or US GAAP, for the year ended December 31, 2009; and (4) 25% of the shares if we achieve not less than $9,000,000 in pre-tax profits, as determined under US GAAP for the fiscal year ended December 31, 2009.  For purposes of determining whether or not the financial thresholds described above have been achieved, the purchase of the shares by the Founders or any other person designated by the Founders will not be deemed to be an expense, charge, or other deduction from our revenues even though US GAAP may require contrary treatment.  Each Founder may to purchase 25% of the total number of shares that he or she is eligible to purchase under the earn-in agreement upon the satisfaction of each condition described above. If the Founders purchase all 74,107,658 shares eligible for purchase under the earn-in agreement, the Founders will become our controlling shareholders.

•

Our subsidiaries, Nanjing Qianjiu, Tianjin Longhai Longjia, Sky  Travel and Tianjin Golden Dragon, lease space pursuant to respective lease agreements between each of them and certain of our employees, including Xuetian Yuan, our Chief Executive Officer and Jinwei Chen, our Director and Chief Operating Officer.  A detailed description of these lease arrangements are disclosed under the heading “Our Properties” elsewhere in this registration statement.

Except as set forth in our discussion above, none of our directors, director nominees or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Promoters and Certain Control Persons

We did not have any promoters at any time during the past five fiscal years.

Except as set forth in our discussion above, none of our directors, director nominees or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Director Independence

None of our directors are independent under the independent director standard of the NASDAQ Global Market.

LEGAL PROCEEDINGS

From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business.  However, litigation is subject to inherent uncertainties and an adverse result in these or other matters may arise from time to time that may harm our business.  We are currently not aware of any such legal proceedings or claims that we believe will have a material adverse affect on our business, financial condition or operating results.

MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY

AND RELATED STOCKHOLDER MATTERS

Market Information

There currently is no market for our common stock. We plan to list our common stock as soon as practicable. However, we cannot assure you that we will be able to meet the initial listing standards of any stock exchange, or that we will be able to maintain any such listing. Until our common stock is listed on an exchange, we expect that it would be eligible to be quoted in the over-the-counter bulletin board maintained by the Financial Industry Regulatory Authority (FINRA). In this venue, however, an investor may find it difficult to obtain accurate quotations as to the market value of the common stock and trading of our common stock may be extremely sporadic. For example, several days may pass before any shares may be traded. A more active market for the common stock may never develop. In addition, if we failed to meet the criteria set forth in SEC regulations, various requirements would be imposed by law on broker-dealers who sell our securities to persons other than established customers and accredited investors. Consequently, such regulations may deter broker-dealers from recommending or selling the common stock, which may further affect its liquidity and could make it more difficult for us to raise additional capital.

Holders

On As of January 14, 2009, there were approximately 250 stockholders of record of our common stock. The number of record holders does not include persons who held our common stock in nominee or “street name” accounts through brokers.

Dividends

Prior to our reverse acquisition of Touchstone, Touchstone was a private company and dividends were controlled by and distributed to its shareholders.  Our board of directors will make any future decisions and has complete discretion on whether to pay dividends, subject to the approval of our shareholders.  Our board of directors has decided that it is in the best interest of the Company and of our shareholders to retain all profits going forward to further grow the business.  Accordingly, we do not intend to pay any dividends in the near future.  Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

Equity Compensation Plans

Under the Visitalk Plan, our shareholders were deemed to have approved an Equity Incentive Plan, or EIP, for our employees, non-employee directors and other service providers.  Of its authorized and unissued capital, our Board of Directors has reserved a total of 3,000,000 shares of our common stock for potential issuance under the EIP.  Any options to be granted under the EIP may be either “incentive stock options,” as defined in Section 422 of the Internal Revenue Code, or “nonqualified stock options,” or options not intended to be incentive stock options, at the discretion of the board of directors and as reflected in the terms of the written option agreement.  The option price shall not be less than 100% of the fair market value of the optioned common stock on the date the option is granted.  The option price shall not be less than 110% of the fair market value of the optioned common stock for an optionee holding at the time of grant, more than 10% of the total combined voting power of all classes of stock of the Company.  Options become exercisable based on the discretion of the board of directors and must be exercised within ten years of the date of grant.  To date no options have been granted under the EIP.

RECENT SALES OF UNREGISTERED SECURITIES

On December 24, 2008, we completed a reverse acquisition transaction through a share exchange with Touchstone, whereby we issued to the shareholders of Touchstone, 101,101,853 shares of our common stock, par value $0.001, in exchange for all the issued and outstanding capital stock of Touchstone.  Touchstone thereby became our wholly owned subsidiary. The issuance of common stock was exempt from the registration requirements provided by Section 4(2) of the Securities Act for the offer and sale of securities not involving a public offering and Regulation D promulgated thereunder.

In instances described above where we issued securities in reliance upon Regulation D, we relied upon Rule 506 of Regulation D of the Securities Act.  These stockholders who received the securities in such instances made representations that (a) the stockholder is acquiring the securities for his, her or its own account for investment and not for the account of any other person and not with a view to or for distribution, assignment or resale in connection with any distribution within the meaning of the Securities Act, (b) the stockholder agrees not to sell or otherwise transfer the purchased shares unless they are registered under the Securities Act and any applicable state securities laws, or an exemption or exemptions from such registration are available, (c) the stockholder has knowledge and experience in financial and business matters such that he, she or it is capable of evaluating the merits and risks of an investment in us, (d) the stockholder had access to all of our documents, records and books pertaining to the investment and was provided the opportunity to ask questions and receive answers regarding the terms and conditions of the offering and to obtain any additional information which we possessed or were able to acquire without unreasonable effort and expense, and (e) the stockholder has no need for the liquidity in its investment in us and could afford the complete loss of such investment.  Management made the determination that the investors in instances where we relied on Regulation D are Accredited Investors (as defined in Regulation D) based upon management’s inquiry into their sophistication and net worth.  In addition, there was no general solicitation or advertising for securities issued in reliance upon Regulation D.

In instances described above where we indicate that we relied upon Section 4(2) of the Securities Act in issuing securities, our reliance was based upon the following factors: (a) the issuance of the securities was an isolated private transaction by us which did not involve a public offering; (b) there were only a limited number of offerees; (c) there were no subsequent or contemporaneous public offerings of the securities by us; (d) the securities were not broken down into smaller denominations; and (e) the negotiations for the sale of the stock took place directly between the offeree and us.

DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED

Common Stock

We are authorized to issue up to 190,000,000 shares of common stock, par value $0.001 per share and 10,000,000 shares of preferred stock, par value $0.001 per share.  As of January 14, 2009, we had a total of 108,095,641 shares of common stock outstanding and no shares of preferred stock outstanding.

Each outstanding share of common stock entitles the holder thereof to one vote per share on all matters.  Our bylaws provide that elections for directors shall be by a plurality of votes.  Stockholders do not have preemptive rights to purchase shares in any future issuance of our common stock.  Upon our liquidation, dissolution or winding up, and after payment of creditors and preferred stockholders, if any, our assets will be divided pro-rata on a share-for-share basis among the holders of the shares of common stock.

The holders of shares of our common stock are entitled to dividends out of funds legally available when and as declared by our board of directors.    Should we decide in the future to pay dividends, as a holding company, our ability to do so and meet other obligations depends upon the receipt of dividends or other payments from our operating subsidiaries and other holdings and investments.  In addition, our operating subsidiaries, from time to time, may be subject to restrictions on their ability to make distributions to us, including as a result of restrictive covenants in loan agreements, restrictions on the conversion of local currency into U.S. dollars or other hard currency and other regulatory restrictions.  In the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to receive, ratably, the net assets available to stockholders after payment of all creditors.

All of the issued and outstanding shares of our common stock are duly authorized, validly issued, fully paid and non-assessable.  To the extent that additional shares of our common stock are issued, the relative interests of existing stockholders will be diluted.

Preferred Stock

We are authorized to issue up to 10,000,000 shares of preferred stock, par value $0.001 per share, in one or more classes or series within a class as may be determined by our board of directors, who may establish, from time to time, the number of shares to be included in each class or series, may fix the designation, powers, preferences and rights of the shares of each such class or series and any qualifications, limitations or restrictions thereof.  Any preferred stock so issued by the board of directors may rank senior to the common stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up of us, or both.  Moreover, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, under certain circumstances, the issuance of preferred stock or the existence of the unissued preferred stock might tend to discourage or render more difficult a merger or other change of control.  As of January 14, 2009, no shares of our preferred stock are considered to be outstanding pursuant to SEC Rule 13d-3(d)(1).

Warrants

As part of the implementation of Visitalk’s Chapter 11 reorganization plan, Visitalk issued six series of warrants, designated as Series A through F, together the Plan Warrants, to certain Visitalk creditors.  This issuance appears to have been exempt from federal and state securities registration requirements under Section 1145 of the Bankruptcy Code.  The Company issued them to VCC in accordance with the License Agreement described below.  VCC then distributed them to creditors and claimants of Visitalk.com.  The Plan Warrants have all been issued as “book entry” on the books of the Company, i.e., they are uncertificated.  The Plan Warrant holders have the right to request a certificate at any time for any warrant.  According to the Disclosure Statement, no such requests had been received.  Each series has 8,423,491 Plan Warrants issued and outstanding, equaling a total of 50,540,946 Plan Warrants.  Each Plan Warrant provides for the purchase of one share of common stock and may be called by the Company for a price of $.0001 per warrant at any time, subject to each Plan Warrant holder’s exercise rights within 20 days of notice of the Company’s intent to redeem the Plan Warrants.

Under the Plan Warrant Agreement, the Company’s obligations relate to the actions of the warrant agent, which include certain periodic reporting obligations to the Plan Warrant holders and transfer agent responsibilities upon exercise of Plan Warrants.  The Company currently acts as the Warrant Agent.  The Company has the right to appoint an alternative warrant agent.  The Company is responsible for expenses incurred by the warrant agent (whether it acts as the warrant agent or appoints one), but Plan Warrant holders are required to pay for expenses relating to exercise and taxes relating to transfer or exercise of Plan Warrants.  If the Company were to appoint a warrant agent, the Company would be required to compensate it for all reasonable expenses and charges of any kind incurred in its performance of the Plan Warrant Agreement, and to indemnify it for all liability incurred under the Plan Warrant Agreement.  In addition, the Company must provide 20 days’ notice to the Plan Warrant holders of an intention to conduct a merger or other reorganization, which must set forth the facts to indicate the effect of the action (to the extent the effect may be known at the date of the notice) on the exercise price and the kind and amount of the shares or other property deliverable upon exercise of the Plan Warrants.  The Company must at all times keep reserved, and free from preemptive rights, the full number of shares that may be issued upon the exercise of outstanding Plan Warrants.

The Company may extend the expiration date of the Plan Warrants or reduce their exercise price on a temporary or permanent basis.  The six series of the Plan Warrants have a current expiration date of February 28, 2009.  Series A and B have an exercise price of $2.00, Series C and Series D have an exercise price of $3.00 and Series E and Series F have an exercise price of $4.00.  The Company has issued Plan Warrants in units, or Warrant Units, consisting of all six series.  The Plan Warrants are subject to a limitation on exercise such that Plan Warrant holders, together with their affiliates, may not exercise a number of Plan Warrants that would cause their share ownership of the Company to exceed 4.99% of the outstanding shares of the Company.

The Plan Warrant Agreement generally only terminates on the earlier of the expiration date of the Plan Warrants (February 28, 2009), or the earlier date by which all the Plan Warrants have been exercised or redeemed.

Anti-takeover Effects of Our Articles of Incorporation and By-laws

Our Articles of Incorporation and Bylaws contain certain provisions that may have anti-takeover effects, making it more difficult for or preventing a third party from acquiring control of the Company or changing our board of directors and management. Our Articles of Incorporation provide that our board of directors may issue, without further stockholder approval, up to 10,000,000 shares of preferred stock, par value $0.001 per share, in one or more classes or series within a class. No shares of preferred stock are currently outstanding. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of our outstanding voting stock. According to our Bylaws and Articles of Incorporation, neither the holders of our common stock nor the holders of our preferred stock have cumulative voting rights in the election of our directors. The combination of the present ownership by a few stockholders of a significant portion of our issued and outstanding capital stock and lack of cumulative voting makes it more difficult for other stockholders to replace our board of directors or for a third party to obtain control of the Company by replacing our board of directors.

Anti-takeover Effects of Nevada Law

Business Combinations

The "business combination" provisions of Sections 78.411 to 78.444, inclusive, of the Nevada Revised Statutes, or NRS, prohibit a Nevada corporation with at least 200 stockholders from engaging in various "combination" transactions with any interested stockholder: for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the transaction is approved by the board of directors prior to the date the interested stockholder obtained such status; or after the expiration of the three-year period, unless: the transaction is approved by the board of directors or a majority of the voting power held by disinterested stockholders, or if the consideration to be paid by the interested stockholder is at least equal to the highest of: (a) the highest price per share paid by the interested stockholder within the three years immediately preceding the date of the announcement of the combination or in the transaction in which it became an interested stockholder, whichever is higher, (b) the market value per share of common stock on the date of announcement of the combination and the date the interested stockholder acquired the shares, whichever is higher, or (c) for holders of preferred stock, the highest liquidation value of the preferred stock, if it is higher.

A "combination" is defined to include mergers or consolidations or any sale, lease exchange, mortgage, pledge, transfer or other disposition, in one transaction or a series of transactions, with an "interested stockholder" having: (a) an aggregate market value equal to 5% or more of the aggregate market value of the assets of the corporation, (b) an aggregate market value equal to 5% or more of the aggregate market value of all outstanding shares of the corporation, or (c) 10% or more of the earning power or net income of the corporation.

In general, an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 10% or more of a corporation’s voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire our company even though such a transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price.

Our Articles of Incorporation state that we have elected not to be governed by the "business combination" provisions, therefore such provisions currently do not apply to us.

Control Share Acquisitions

The "control share" provisions of Sections 78.378 to 78.3793, inclusive, of the NRS, which apply only to Nevada corporations with at least 200 stockholders, including at least 100 stockholders of record who are Nevada residents, and which conduct business directly or indirectly in Nevada, prohibit an acquirer, under certain circumstances, from voting its shares of a target corporation’s stock after crossing certain ownership threshold percentages, unless the acquirer obtains approval of the target corporation’s disinterested stockholders. The statute specifies three thresholds: one-fifth or more but less than one-third, one-third but less than a majority, and a majority or more, of the outstanding voting power. Once an acquirer crosses one of the above thresholds, those shares in an offer or acquisition and acquired within 90 days thereof become "control shares" and such control shares are deprived of the right to vote until disinterested stockholders restore the right. These provisions also provide that if control shares are accorded full voting rights and the acquiring person has acquired a majority or more of all voting power, all other stockholders who do not vote in favor of authorizing voting rights to the control shares are entitled to demand payment for the fair value of their shares in accordance with statutory procedures established for dissenters’ rights.

Our Articles of Incorporation state that we have elected not to be governed by these provisions, therefore, they currently do not apply to us.

Transfer Agent and Registrar

Prior to our reverse merger transaction we did not have an independent stock transfer agent.  However, we are in the process of retaining Securities Transfer Corporation as our independent transfer agent.  Their address is 2591 Dallas Parkway, Suite 102, Frisco Texas 75034, and their phone number is (469) 633-0101.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

Our bylaws provide for the indemnification of our present and prior directors and officers or any person who may have served at our request as a director or officer of another corporation in which we own shares of capital stock or of which we are a creditor, against expenses actually and necessarily incurred by them in connection with the defense of any actions, suits or proceedings in which they, or any of them, are made parties, or a party, by reason of being or having been director(s) or officer(s) of us or of such other corporation, in the absence of negligence or misconduct in the performance of their duties.  This indemnification policy could result in substantial expenditure by us, which we may be unable to recoup.

Insofar as indemnification by us for liabilities arising under the Securities Exchange Act of 1934 may be permitted to our directors, officers and controlling persons pursuant to provisions of the Articles of Incorporation and Bylaws, or otherwise, we have been advised that in the opinion of the SEC, such indemnification is against public policy and is, therefore, unenforceable.  In the event that a claim for indemnification by such director, officer or controlling person of us in the successful defense of any action, suit or proceeding is asserted by such director, officer or controlling person in connection with the securities being offered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by us is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

At the present time, there is no pending litigation or proceeding involving a director, officer, employee or other agent of ours in which indemnification would be required or permitted.  We are not aware of any threatened litigation or proceeding which may result in a claim for such indemnification.

FINANCIAL STATEMENTS

The financial statements required by this item begin on page F-1 hereof.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON

ACCOUNTING AND FINANCIAL DISCLOSURE

Prior to the effective date of this registration statement, we were not an SEC reporting Company and did not report our financial statements.  However, in connection with our reverse merger transaction, our board of directors recommended and approved the appointment of the independent registered public accounting firm K.P. Cheng & Company of Hong Kong, or K.P. Cheng, as our independent auditor, for the fiscal years ended December 31, 2007 and 2006 and during the subsequent interim period through the date of this report.

During the fiscal years ended December 31, 2007 and 2006 and through the date hereof, neither us nor anyone acting on our behalf consulted K.P. Cheng with respect to (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, and neither a written report was provided to us or oral advice was provided that K.P. Cheng concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was the subject of a disagreement or reportable events set forth in Item 304 of Regulation S-K.

FINANCIAL STATEMENTS AND EXHIBITS

Financial Statements

Filed herewith are:

1.

Touchstone Industry Group Limited and Subsidiaries Consolidated Financial Statements (Unaudited) for the Nine months Ended September 30, 2008 and 2007; and

2.

Touchstone Industry Group Limited and Subsidiaries Consolidated Financial Statements for the Years Ended December 31, 2007 and 2006.

Exhibits

2.1	Share Exchange Agreement, dated as of December 24, 2008, among the registrant, Touchstone Industry Group Limited and the shareholders of Touchstone Industry Group Limited.
2.2	Second Joint Plan of Reorganization, dated June 22, 2004.
3.1	Amended and Restated Articles of Incorporation, as filed with the Secretary of State of Nevada on January 14, 2009.
3.2	Amended and Restated Bylaws of the registrant, adopted January 14, 2009.
4.1	VT Video 2004 Equity Incentive Plan.
4.2	Plan Warrant Agreement of Visitalk Capital Corporation, effective as of June 22, 2004 .
10.1	Securities Purchase Agreement, dated October 30, 2008, by and between Touchstone Industry Group Limited and Bay Peak, LLC.
10.2	Earn-In Agreement, dated January 14, 2009, by and among Liqiang Song, Xuetian Yuan and Jinwei Chen.
10.3	Loan Agreement, dated July 3, 2008, by and between Tianjin Golden Dragon International Travel Service Co., Ltd. and Xuetian Yuan.
10.4	Credit Loan Agreement for Automobile Buyer, by and between Tianjin Golden Dragon International Travel Service Co., Ltd. and First Automobile Finance Co., Ltd.
10.5	Mortgage Contract for Automobile Credit, by and between Tianjin Golden Dragon International Travel Service Co., Ltd. and First Automobile Finance Co., Ltd.
10.6	Extension Agreement to Credit Loan Agreement for Automobile Buyer, by and between Tianjin Golden Dragon International Travel Service Co., Ltd. and First Automobile Finance Co., Ltd.
10.7	Form of Employment Agreement
14	Code of Ethics
21	List of Subsidiaries
23	Consent of Bernstein & Pinchuk LLP
24	Power of Attorney (included on the signature page of this registration statement)

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDEN DRAGON TRAVEL GROUP

By:	/s/ Xuetian Yuan
Xuetian Yuan President and Chief Executive Officer

POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.  Each person whose signature appears below constitutes and appoints Xuetian Yuan and Cory Roberts, and each of them individually, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Signature	Title	Date
/s/ Xuetian Yuan Xuetian Yuan	Chairman, Chief Executive Officer and President (Principal Executive Officer)	January 21, 2009

/s/ Jinwei Chen Jinwei Chen	Executive Vice President, Chief Operating Officer	January 21, 2009

/s/Feiyu Chen Feiyu Chen	Director	January 21, 2009

/s/Yuanyuan Song Yuanyuan Song	Chief Executive Officer (Principal Financial and Accounting Officer)	January 21, 2009

Touchstone Industry Group Limited
Consolidated Financial Statements
September 30, 2008 and 2007

Page
Consolidated Financial Statements
Consolidated Balance Sheets	F-2
Consolidated Statements of Operations and Comprehensive Income	F-3
Consolidated Statements of Cash Flows	F-4
Notes to the Consolidated Financial Statements	F-5	~ F-13

Touchstone Industry Group Limited
Consolidated Balance Sheets

	September 30, 2008	December 31, 2007
	USD	USD
	Unaudited
Assets
Current assets:
Cash and cash equivalents	4,339,925	549,707
Accounts receivable, net	902,998	1,270,034
Due from stockholders	1,201,973	2,148,702
Other receivables	306,528	117,827
Total current assets	6,751,424	4,086,270

Vehicles and office equipment, net	2,784,261	2,855,662
Other long-term assets	263,996	246,420
	9,799,681	7,188,352

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	583,390	603,361
Advances from customers	273,469	386,625
Accruals and other payables	238,642	245,046
Taxes payable	6,247,450	4,162,942
Current portion of long-term debt	363,141	648,272
Total current liabilities	7,706,092	6,046,246

Long-term debt, excluding current portion	-	171,827

Stockholders’ equity:
Common stock ($1 par value; 50,000 shares
authorized, issued and outstanding as of
September 30, 2008)	50,000	-
Members’ capital	-	9,918
Additional paid-in capital	562,499	-
Appropriated retained earnings	1,109,790	693,348
Accumulated other comprehensive income	371,300	267,013
Total stockholders’ equity	2,093,589	970,279
	9,799,681	7,188,352

See notes to the consolidated financial statements

     Touchstone Industry Group Limited
Consolidated Statements of Operations and Comprehensive Income

	Nine months ended September 30,
	2008	2007
	USD	USD
	Unaudited	Unaudited

Revenues	26,904,548	20,710,780
Cost of services	20,214,725	16,514,755
Gross margin	6,689,823	4,196,025

Operating expenses:
Selling expenses	247,092	201,438
General and administrative expenses	852,047	464,468
	1,099,139	665,906
Income from operations	5,590,684	3,530,119

Other income (expense):
Interest income	118	4,228
Interest expense	(38,232)	(68,200)
Other expenses	(14)	(442)
	(38,128)	(64,414)
Income before income tax expense	5,552,556	3,465,705
Income tax expense	1,388,139	1,143,683

Net income	4,164,417	2,322,022
Foreign currency translation gain	104,287	86,383

Comprehensive income	4,268,704	2,408,405

See notes to the consolidated financial statements

Touchstone Industry Group Limited
Consolidated Statements of Cash Flows

	Nine months ended September 30,
	2008	2007
	USD	USD
	Unaudited	Unaudited

Cash flows from operating activities
Net income	4,164,417	2,322,022
Adjustments to reconcile net income to net cash
provided by operating activities
Depreciation	270,072	271,793
Changes in operating assets and liabilities
Accounts receivable	441,861	(235,603)
Other receivables	(174,089)	968,161
Due from stockholder	1,062,105	-
Accounts payable	(60,835)	273,232
Advances from customers	(135,886)	(159,637)
Accruals and other payables	(37,286)	85,031
Taxes payable	1,726,042	1,316,903
Net cash provided by operating activities	7,256,401	4,841,902

Cash flows from investing activities
Purchases of vehicles and office equipment	(4,470)	(4,629)

Cash flows from financing activities
Sales from common stock	50,000	-
Payments of dividends to stockholders	(3,747,975)	(2,089,820)
Due to stockholder	-	(416,765)
Receipt from (distribution to) stockholders	567,318	(916,147)
Repayments of borrowing	(497,701)	(425,923)
Net cash used in financing activities	(3,628,358)	(3,848,655)

Effect of exchange rate changes on cash	166,645	24,205

Net increase in cash and cash equivalents	3,790,218	1,012,823
Cash and cash equivalents at beginning of period	549,707	115,931
Cash and cash equivalents at end of period	4,339,925	1,128,754

Supplemental disclosure of cash flow information

Interest paid	38,934	64,991
Income taxes paid	-	-

See notes to the consolidated financial statements

Touchstone Industry Group Limited Notes to the Consolidated Financial Statements

1.	Organization and principal activities

Touchstone Industry Group Limited (“Touchstone”) was incorporated on January 20, 2008 in British Virgin Island (“BVI”). Touchstone itself has no significant business operations and assets other than holds equity interests in Tianjin Golden Dragon Sky Travel Services Co., Ltd, Tianjin Golden Dragon International Travel Services Co., Ltd. and Nanjing Feiyu Travel Services Co., Ltd. through a series of reorganization activities described below (the “Reorganization”).

Tianjin Golden Dragon Sky Travel Services Co., Ltd. (“Sky Travel”), formerly known as Tianjin Jinshan Travel Services Co., Ltd., was established as a limited liability company in 2000 in Tianjin, the People’s Republic of China (the “PRC”). The registered capital is USD36,247. Sky Travel is principally engaged in the domestic travel services business, providing packaged tour services including tour planning, hotel reservations, transportation arrangement and tour guide services to inbound tourists.

Tianjin Golden Dragon International Travel Services Co., Ltd. (“International Travel”) was established as a limited liability company in 1995 in Tianjin, PRC. The registered capital is USD2,356,068. International Travel is principally engaged in the international travel services business, providing outbound packaged tour services including tour planning, hotel reservations, transportation arrangement and tour guide services to tourists. International Travel also provides bus leasing services to required customers.

Nanjing Feiyu Travel Services Co., Ltd. (“Nanjing Feiyu”) was established as a limited liability company in 2003 in Nanjing, Jiangsu Province, PRC. The registered capital is USD60,413. Nanjing Feiyu is principally engaged in the domestic travel services business, providing required tour services for the packaged tour subcontracted from other travel agencies.

Prior to the Reorganization, International Travel and Sky Travel are 51% owned by Mr. Xuetian Yuan and 49% owned by Ms. Jinwei Chen respectively. Nanjing Feiyu is 60% owned by Ms. Wei Liu and 40% owned by Mr. Feiyu Chen respectively. The International Travel, Sky Travel, and Nanjing Feiyu are operating under common management.

Upon the completion of the Reorganization in September 2008, Sky Travel, International Travel and Nanjing Feiyu are ultimately 100% owned by Touchstone through a series of shell companies.

Touchstone and its fellow shell subsidiaries, International Travel, Sky Travel and Nanjing Feiyu are collectively referred to as the “Company”.

Touchstone Industry Group Limited Notes to the Consolidated Financial Statements

2. Summary of significant accounting policies

(a)	Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission (“SEC”) for reporting on Form 10-K and therefore do not include all information and footnotes necessary for a fair presentation of financial position, results of operations, and changes in financial position in conformity with accounting principles generally accepted in the United States of America (GAAP). The results of operations and cash flows for the nine months ended at September 30, 2008 are not necessarily indicative of the operating results and cash flows, which will be reported for the full fiscal year.

(b)	Foreign currency translation

The functional currency of the Company is the Renminbi (“RMB’) as the PRC is the primary economic environment in which the Company operates.

Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transactions. The resulting exchange differences are included in the determination of net income for the respective periods.

For financial reporting purposes, the financial statements of the Company, which are prepared using RMB, are translated into the Company’s reporting currency, the United States Dollar (“USD”). The Company’s assets and liabilities are translated using the exchange rate at each balance sheet date. Revenue and expenses are translated using average rates prevailing during the reporting period. Adjustments resulting from the translation are recorded as a separate component of accumulated other comprehensive income in stockholders’ equity.

Since RMB is not a fully convertible currency, all foreign exchange transactions involving RMB must take place either through the People’s Bank of China (“PBOC”) or other institutions authorized to buy and sell foreign exchange. The exchange rates adopted for foreign exchange transactions are the rates of exchange quoted by the PBOC.

(c)	Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

(d)	Cash and cash equivalents

Cash and cash equivalents represent cash on hand and deposits held at call with banks. The Company considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents.

Touchstone Industry Group Limited Notes to the Consolidated Financial Statements

(e)	Accounts receivable

Accounts receivable are recorded at net realizable value consisting of the carrying amount less an allowance for uncollectible accounts, as needed. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The Company determines the allowance based on aging data, historical collection experience, customer specific facts and economic conditions. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance-sheet credit exposure related to its customers. As of September 30, 2008 and December 31, 2007, no allowance for doubtful accounts was provided for.

(f)	Other receivables

As needed for normal business purposes, the Company advances predetermined amounts based upon internal Company policy to certain employees and unrelated parties to ensure certain transactions to be performed in a timely manner. The Company has full oversight and control over the advanced accounts. As of September 30, 2008 and December 31, 2007, no allowance for doubtful accounts was provided for.

(g)	Long-lived assets

Vehicles and office Equipment

Vehicles and office equipment are recorded at cost less accumulated depreciation. Depreciation is calculated on the straight-line method after taking into account their respective estimated residual values over the following estimated useful lives:

Vehicles Office equipment	10 years 5 years

Depreciation expense is included in cost of services and general and administrative expenses.

When vehicles and office equipment are retired or otherwise disposed of, resulting gain or loss is included in net income or loss in the year of disposition for the difference between the net book value and proceeds received thereon. Maintenance and repairs which do not improve or extent the expected useful lives of the assets are charged to expenses as incurred.

Impairment of long-lived assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of long-lived assets to be held and used is measured by a comparison of the carrying amount of the asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future undiscounted cash flows, an impairment loss is recognized for the difference between the carrying amount of the asset and its fair value. There were no impairment losses in the nine months ended September 30, 2008 and the year ended December 31, 2007.

(h)	Statutory surplus reserve

The Company is required to set aside 10% of its income after income taxes prepared in accordance with PRC accounting regulations to the statutory surplus reserve until the balance reaches 50% of the paid-in capital or registered capital, whether further appropriation will be at the directors’ recommendation.

Touchstone Industry Group Limited Notes to the Consolidated Financial Statements

(i)	Revenue recognition

The Company's revenue recognition policies are in compliance with Staff Accounting Bulletin No. 104, “Revenue Recognition”. Revenue from travel services is recognized at the date the price is fixed or determinable, the services are provided completely, no other significant obligations of the Company exist and collectability is reasonably assured. Payments received before all of the relevant criteria for revenue recognition are recorded as advances from customers.

(j)	Taxations

(i) Income tax

The Company, being incorporated in the PRC, is governed by the income tax law of the PRC and is subject to PRC enterprise income tax. The applicable income tax rate for the Company was 33% for the year ended December 31, 2007. Beginning January 1, 2008, the new Chinese Enterprise Income Tax (“EIT”) law will replace the existing laws for Domestic Enterprises (“DES”) and Foreign Invested Enterprises (“FIEs”). The new standard EIT rate of 25% will replace the 33% rate currently applicable to both DES and FIEs.

(ii) Business tax and relevant surcharges

Revenue derived from travelling services is subject to business tax at 5.5% of gross service income after deducting relevant costs. Revenue derived from bus leasing is subject to business tax at 3% of gross service income.

(iii) Deferred tax

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and any operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided to reduce the amount of deferred tax asset if it is considered more likely than not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(k)	Contingencies

In the normal course of business, the Company is subject to loss contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters, including, among others, government investigations, product and environmental liability, and tax matters. In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 5, “Accounting for Contingencies”, the Company records accruals for such loss contingencies when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. Historically, the Company has not experienced any material service liability claims.

(l)	Fair value of financial instruments

The carrying amounts of cash and cash equivalents, accounts receivables from third and related parties, amounts due from and due to related parties, accounts payable, other payables and short-term borrowings approximate their fair values due to their short term nature.

Touchstone Industry Group Limited Notes to the Consolidated Financial Statements

(l)	Fair value of financial instruments (continued)

The fair value is estimated by discounting the future cash flow using an interest rate which approximated the rate for which the financial institution would charge borrowers with similar credit ratings and remaining maturities.

(m)	Recently issued accounting standards

FASB Statement No. 160 (“SFAS No. 160”)

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements”. This Statement amends ARB 51 to establish accounting and reporting standards for the noncontrolling (minority) interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS No. 160 is effective for the Company’s fiscal year beginning October 1, 2009. Management is currently evaluating the effect of this pronouncement on financial statements.

FASB Statement No. 141 (“SFAS No. 141”)

In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations”. This Statement replaces SFAS No. 141, Business Combinations. This Statement retains the fundamental requirements in Statement 141 that the acquisition method of accounting (which Statement 141 called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. This Statement also establishes principles and requirements for how the acquirer: a) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree; b) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase and c) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141(R) will apply prospectively to business combinations for which the acquisition date is on or after Company’s fiscal year beginning October 1, 2009. While the Company has not yet evaluated this statement for the impact, if any, that SFAS No. 141(R) will have on its consolidated financial statements, the Company will be required to expense costs related to any acquisitions after September 30, 2009.

FASB Statement No. 161 (“SFAS No. 161”)

On March 19, 2008, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 161, “Disclosures about Derivative Instruments and Hedging Activities”. The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The new standard also improves transparency about the location and amounts of derivative instruments in an entity’s financial statements; how derivative instruments and related hedged items are accounted for under FASB Statement No. 133; and how derivative instruments and related hedged items affect its financial position, financial performance, and cash flows. FASB Statement No. 161 achieves these improvements by requiring disclosure of the fair values of derivative instruments and their gains and losses in a tabular format. It also provides more information about an entity’s liquidity by requiring disclosure of derivative features that are credit risk–related. Finally, it requires cross-referencing within footnotes to enable financial statement users to locate important information about derivative instruments. Management is currently evaluating the effect of this pronouncement on financial statements.

Touchstone Industry Group Limited Notes to the Consolidated Financial Statements

(m)

Segment reporting

The Company operates and manages its business as a single segment. As the Company generates all of its revenues from customers in the PRC, no geographical segments are presented.

3.

Significant risks

(a)	Revenue

As the travel industry is highly sensitive to business and personal discretionary spending levels, it tends to decline during general economic downturns in the PRC. Although China is considered economically stable, it is possible that unanticipated events there or in foreign countries could disrupt the Company’s operation. In addition, other adverse trends or events, such as a recurrence of any serious contagious diseases, increased occurrence of travel-related accidents, outbreak of war, poor weather conditions or natural disasters etc., will tend to reduce travel and are likely to reduce the Company's revenues.

(b)	Credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash, cash equivalents, accounts receivables and other receivable. The Company places its cash and cash equivalents, amounted to USD4,339,925 and USD549,707 as at September 30, 2008 and December 31, 2007, respectively with financial institutions that management believes are of high-credit ratings and quality.

The Company conducts credit evaluations of customers and generally does not require collateral or other security from its customers. The Company establishes an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers.

(c)	Foreign currency risk

A majority of the Company’s sales and expenses transactions and a significant portion of the Company’s assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the PBOC. Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

4.	Due from stockholder

One of the Company’s stockholders had advanced USD1,201,973 and USD2,148,702 from the Company as of September 30, 2008 and December 31, 2007 respectively. The cash advance was interest free, had no fixed term of repayment and was unsecured. In October 2008, the stockholder repaid USD293,328 to the Company. For the remaining USD908,645, the Company entered into an agreement with the stockholder. Pursuant to the agreement, the remaining amount due from stockholder should be settled by the dividend to be apportioned to the stockholder by the end of 2008.

     Touchstone Industry Group Limited
Notes to the Consolidated Financial Statements

5.	Vehicles and office equipment

Vehicles and office equipment consist of the following:

	September, 30	December 31,
	2008	2007
	USD	USD
	Unaudited
Vehicles	4,128,652	3,853,789
Office equipment	175,706	159,687
Total vehicles and office equipment	4,304,358	4,013,476
Less: accumulated depreciation	1,520,097	1,157,814
	2,784,261	2,855,662

In August 2005, the vehicles, which amounted to USD2,292,020 were pledged as security to First Automobiles Financial Co., Ltd., an unrelated company, for providing a guarantee for the Company's long-term borrowing amounting to USD2,270,356. As at September 30, 2008 and December 31, 2007, the net book value of the pledged vehicles were USD1,873,641 and USD2,041,876 respectively.

6.	Other long-term assets

Other long-term assets wholly represent the quality warranty funds deposited in local tourism administration according to relevant PRC regulations.

7.	Long-term borrowing

	September, 30	December 31,
	2008	2007
	USD	USD
	Unaudited
Current portion of long-term borrowing	363,141	648,272
Long-term borrowing	-	171,827
	363,141	820,099

This borrowing is granted by First Automobiles Financial Co., Ltd., an unrelated party, for providing financial support to the Company's purchase of vehicles. Term of the loan is from August 29, 2005 to May 19, 2008, and the interest rate is 6.34% per annum. On January 11, 2007, an extension loan contract was signed and the final repayment date is changed to March 18, 2009 and the interest rate is changed to 7.13% per annum. The loan is secured by the vehicles described in note 5.

The fair value of the long-term loan approximates its carrying amount, as the impact of discounting is not significant. The fair value is based on cash flow discounted using a rate based on the borrowing rate of 7.29% and 7.56% for the nine months ended September 2008 and the year ended December 31, 2007 respectively.

Touchstone Industry Group Limited Notes to the Consolidated Financial Statements

8.	Revenue and cost of services
		Nine months ended September 30,
		2008	2007
		USD	USD
		Unaudited	Unaudited

	Revenue
	- tourism services	26,322,515	20,005,796
	- rental services	582,033	704,984
		26,904,548	20,710,780
	Cost of services
	- tourism services	19,720,320	15,915,910
	- rental services	494,405	598,845
		20,214,725	16,514,755
	Gross profit
	- tourism services	6,602,195	4,089,886
	- rental services	87,628	106,139
		6,689,823	4,196,025

9.	Taxation

(a)	Taxes payable
		September 30,	December 31,
		2008	2007
		USD	USD
		Unaudited
	Income tax payable	5,234,238	3,542,301
	Business tax payable	959,444	592,525
	Other tax payable	53,768	28,116
		6,247,450	4,162,942

The Company has obtained special tax clearances from local tax authority of the PRC Government, confirming that the Company has already filed all the taxes for the operating period prior to December 31, 2004, therefore the Company’s stockholders considered that the Company does not have any potential tax liabilities before that date and have committed to bear all the tax liabilities if any occurs. However, as the tax authority of the PRC Government conducts periodic and ad hoc tax filing reviews on business enterprises operating in the PRC after those enterprises have completed their relevant tax filings, the Company’s tax filings since then may not be final. Therefore it is uncertain as to whether the PRC tax authority may take different views about the Company’s tax filings for the period after December 31, 2004 which may lead to additional tax liabilities.

Touchstone Industry Group Limited Notes to the Consolidated Financial Statements

The actual income tax expense is computed by applying the PRC statutory tax rate of 25% and 33% to income before income taxes as a result of the following:

	Nine months ended September 30,
	2008	2007
	USD	USD
	Unaudited	Unaudited

Income before income taxes	5,552,556	3,465,705
Effective tax rate	25%	33%
	1,388,139	1,143,683

(b)	Deferred tax

As at September 30, 2008 and December 31, 2007, no provision for deferred taxation was recognized as there were no material temporary differences for tax purpose.

10.	Advertising

The Company expenses all advertising costs as incurred. The advertising cost for the periods ended at September 2008 and 2007 were insignificant.

11.	Appropriated retained earnings

		2008	2007
		USD	USD
		Unaudited	Unaudited

	As at January 1	693,348	372,577
	Appropriation of retained earnings	416,442	232,202
	As at September 30	1,109,790	604,779

12.	Commitments and contingencies

(a)	Operating lease commitments

As of September 30, 2008, the Company did not have any significant operating lease commitments.

(b)	Capital and other commitments

As of September 30, 2008, the Company did not have any significant capital and other commitments, long-term obligations, or guarantees.

13.	Subsequent events

On December 24, 2008, Touchstone completed a reverse acquisition transaction through a share exchange with China Golden Dragon Travel Group ("Golden Dragon"), which was incorporated in Nevada and changed its name from Bay Peak 2 Acquisition Corp. on January 14, 2009, whereby Golden Dragon issued to the shareholders of Touchstone, 101,101,853 shares of its common stock, par value $0.001, in exchange for all the issued and outstanding capital stock of Touchstone. Touchstone thereby became Golden Dragon’s wholly owned subsidiary and its subsidiaries, Wellcare, ChuanRui Travel, Nanjing Qianjiu, Tianjin Longhai Longjia, Sky Travel, Tianjin Golden Dragon and Nanjing Feiyu, became Golden Dragon’s indirect subsidiaries.

Tianjin Golden Dragon International Travel Service Co., Ltd,
Tianjin Golden Dragon Sky Travel Service Co., Ltd and
Nanjing Feiyu Travel Service Co., Ltd
Financial Statements
December 31, 2007 and 2006

Page

Report of Independent Registered Public Accounting Firm	F-15

Financial Statements

Combined Balance Sheets	F-16

Combined Statements of Operations and Comprehensive Income	F-17

Combined Statements of Changes in Members' Equity	F-18

Combined Statements of Cash Flows	F-19

Notes to the Combined Financial Statements	F-20 ~ F-29

Report of Independent Registered Public Accounting Firm

To the Board of Directors and members of
Tianjin Golden Dragon International Travel Service Co., Ltd,
Tianjin Golden Dragon Sky Travel Service Co., Ltd and
Nanjing Feiyu Travel Service Co., Ltd

We have audited the accompanying combined balance sheets of Tianjin Golden Dragon International Travel Service CO., Ltd, Tianjin Golden Dragon Sky Travel Service Co., Ltd and Nanjing Feiyu Travel Service Co., Ltd. (together referred to as "the Company") as of December 31, 2007 and 2006, and the related statements of operations and comprehensive income, members' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/Bernstein & Pinchuk LLP

November 19, 2008

Tianjin Golden Dragon International Travel Service Co., Ltd,
Tianjin Golden Dragon Sky Travel Service Co., Ltd and
Nanjing Feiyu Travel Service Co., Ltd
Combined Balance Sheets

	December 31,
	2007	2006
	USD	USD
Assets
Current assets:
Cash and cash equivalents	549,707	115,931
Accounts receivable, net	1,270,034	1,214,191
Due from members – short term	2,148,702	-
Other receivables	117,827	1,082,496
Total current assets	4,086,270	2,412,618

Vehicles and office equipment, net	2,855,662	3,004,884
Due from member-long term	-	2,009,990
Other long-term assets	246,420	230,512
	7,188,352	7,658,004

Liabilities and Members' Equity
Current liabilities:
Accounts payable	603,361	508,926
Advances from customers	386,625	687,789
Accruals and other payables	245,046	115,823
Taxes payable	4,162,942	2,087,713
Due to member	-	408,815
Current portion of long-term debt	648,272	925,522
Total current liabilities	6,046,246	4,734,588

Long-term debt, excluding current portion	171,827	403,492

Members' equity:
Members' capital	9,918	1,996,747
Appropriated retained earnings	693,348	372,577
Accumulated other comprehensive income	267,013	150,600
Total members' equity	970,279	2,519,924
	7,188,352	7,658,004

See notes to the combined financial statements

Tianjin Golden Dragon International Travel Service Co., Ltd,
Tianjin Golden Dragon Sky Travel Service Co., Ltd and
Nanjing Feiyu Travel Service Co., Ltd
Combined Statements of Operations and Comprehensive Income
	Year ended December 31,
	2007	2006
	USD	USD

Revenues	26,763,814	21,914,567
Cost of services	21,285,346	17,364,106
Gross margin	5,478,468	4,550,461

Operating expenses:
Selling expenses	254,127	283,113
General and administrative expenses	686,763	737,447
	940,890	1,020,560
Income from operations	4,537,578	3,529,901

Other income (expense):
Interest income	5,071	6,941
Interest expense	(87,229)	(116,431)
Other income	333,305	198,214
Other expenses	(1,096)	(3,337)
	250,051	85,387
Income before income tax expense	4,787,629	3,615,288
Income tax expense	1,579,917	1,193,045

Net income	3,207,712	2,422,243
Foreign currency translation gain	116,413	84,569

Comprehensive income	3,324,125	2,506,812

See notes to the combined financial statements

Tianjin Golden Dragon International Travel Service Co., Ltd,
Tianjin Golden Dragon Sky Travel Service Co., Ltd and
Nanjing Feiyu Travel Service Co., Ltd
Combined Statements of Changes in Members’ Equity
Years ended December 31, 2007 and 2006

	Members'	Appropriated	Unappropriated	Accumulated other	Total members'
	capital	retained earnings	retained earnings	comprehensive income	equity

	USD	USD	USD	USD	USD

Balance at January 1, 2006	2,418,788	130,353	-	66,031	2,615,172

Net income	-	-	2,422,243	-	2,422,243

Dividends declared	-	-	(2,180,019)	-	(2,180,019)

Distribution to members	(422,041)	-	-	-	(422,041)

Statutory surplus reserve appropriated	-	242,224	(242,224)	-	-

Foreign currency translation adjustment	-	-	-	84,569	84,569

Balance at December 31, 2006	1,996,747	372,577	-	150,600	2,519,924

Net income	-	-	3,207,712	-	3,207,712

Dividends declared	-	-	(2,886,941)	-	(2,886,941)

Distribution to members	(1,986,829)	-	-	-	(1,986,829)

Statutory surplus reserve appropriated	-	320,771	(320,771)	-	-

Foreign currency translation adjustment	-	-	-	116,413	116,413

Balance at December 31, 2007	9,918	693,348	-	267,013	970,279

See notes to the combined financial statements

Tianjin Golden Dragon International Travel Service Co., Ltd,
Tianjin Golden Dragon Sky Travel Service Co., Ltd and
Nanjing Feiyu Travel Service Co., Ltd
Combined Statements of Cash Flows
	Year ended December 31,
	2007	2006
	USD	USD
Cash flows from operating activities
Net income	3,207,712	2,422,243
Adjustments to reconcile net income to net cash
provided by operating activities
Depreciation	365,124	348,222
Changes in operating assets and liabilities
Accounts receivable	27,017	(215,508)
Other receivables	1,004,704	(1,011,064)
Accounts payable	57,336	319,504
Advances from customers	(337,001)	444,421
Notes payable	-	(133,763)
Accrual and other payables	117,186	70,777
Taxes payable	1,866,739	1,425,576
Net cash provided by operating activities	6,308,817	3,670,408

Cash flows from investing activities
Purchases of vehicles and office equipment	(20,424)	(32,943)

Cash flows from financing activities
Payments of dividends to members	(2,886,941)	(2,180,019)
Due to a member	(422,451)	(236,291)
Distribution to members	(1,986,829)	(422,041)
Repayments of long-term debt	(580,598)	(854,282)
Net cash used in financing activities	(5,876,819)	(3,692,633)

Effect of exchange rate changes on cash	22,202	4,652

Net increase (decrease) in cash and cash equivalents	433,776	(50,516)
Cash and cash equivalents at beginning of year	115,931	166,447
Cash and cash equivalents at end of year	549,707	115,931

Supplemental disclosure of cash flow information

Interest paid	87,229	116,431
Income taxes paid	400	167

See notes to the combined financial statements

Tianjin Golden Dragon International Travel Service Co., Ltd, Tianjin Golden Dragon Sky Travel Service Co., Ltd and Nanjing Feiyu Travel Service Co., Ltd Notes to the Combined Financial Statements

1.	Organization and principal activities

The accompanying financial statements include the accounts of the following:

Tianjin Golden Dragon International Travel Services Co., Ltd. (the “International Travel”) was established as a limited liability company in 1995 in Tianjin, the People’s Republic of China (the “PRC”). The registered capital is USD2,356,068. International Travel is principally engaged in the international travel services business, providing outbound packaged tour services including tour planning, hotel reservations, transportation arrangement and tour guide services to tourists. International Travel also provides bus leasing services to required customers.

Tianjin Golden Dragon Sky Travel Services Co., Ltd. (the “Sky Travel”), formerly known as Tianjin Jinshan Travel Services Co., Ltd., was established as a limited liability company in 2000 in Tianjin, PRC. The registered capital is USD36,247. Sky Travel is principally engaged in the domestic travel services business, providing packaged tour services including tour planning, hotel reservations, transportation arrangement and tour guide services to inbound tourists.

Nanjing Feiyu Travel Services Co., Ltd. (the “Nanjing Feiyu”) was established as a limited liability company in 2003 in Nanjing, Jiangsu Province, PRC. The registered capital is USD60,413. Nanjing Feiyu is principally engaged in the domestic travel services business, providing required tour services for the packaged tour subcontracted from other travel agencies.

International Travel and Sky Travel are 51% owned by Mr. Xuetian Yuan and 49% owned by Ms. Jinwei Chen respectively. Nanjing Feiyu is 60% owned by Ms. Wei Liu and 40% owned by Mr. Feiyu Chen respectively.

The International Travel, Sky Travel, and Nanjing Feiyu are operating under common management.

International Travel, Sky Travel and Nanjing Feiyu are collectively referred to as the “Company” .

2.	Summary of significant accounting policies

(a)	Basis of presentation

The accompanying combined financial statements have been presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Combined financial statements include the accounts of the Company. All significant intercompany balances and transactions have been eliminated.

Tianjin Golden Dragon International Travel Service Co., Ltd, Tianjin Golden Dragon Sky Travel Service Co., Ltd and Nanjing Feiyu Travel Service Co., Ltd Notes to the Combined Financial Statements

(b)	Business combinations under common control

Business combinations under common control are accounted for in accordance with the accounting principles applicable to business combinations. In applying these principles, the financial information incorporate the financial statement items of the combining entities or business in which the common control combination occurs as if they had been combined from the date when the combining entities or business first came under the control of the controlling party.

According to ARB No. 51, the financial statements of all three companies are combined because of common management.

The net assets of the combining entities or businesses are combined using the existing carrying values prior to the common control combination from the controlling parties’ perspective. No amount is recognized in respect of goodwill or excess of acquirer’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities over cost at the time of common control combination, to the extent of the continuation of the controlling parties’ interest.

The combined income statements include the results of each of the combining entities since January 1, 2004 which is the date the entities first operated under common management.

The comparative amounts in the combined financial information are presented as if the entities had been combined at the previous balance sheet date or when they first came under common control, whichever is the shorter.

(c)	Foreign currency transaction

The functional currency of the Company is the Renminbi (“RMB’) as the PRC is the primary economic environment in which the Company operates.

Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transactions. The resulting exchange differences are included in the determination of net income for the respective periods.

For financial reporting purposes, the financial statements of the Company, which are prepared using the RMB, are translated into the Company’s reporting currency, the United States Dollar (“USD”). The Company’s assets and liabilities are translated using the exchange rate at each balance sheet date. Revenue and expenses are translated using average rates prevailing during the reporting period. Adjustments resulting from the translation are recorded as a separate component of accumulated other comprehensive income in members’ equity.

Since the RMB is not a fully convertible currency, all foreign exchange transactions involving RMB must take place either through the People’s Bank of China (“PBOC”) or other institutions authorized to buy and sell foreign exchange. The exchange rates adopted for foreign exchange transactions are the rates of exchange quoted by the PBOC.

Tianjin Golden Dragon International Travel Service Co., Ltd, Tianjin Golden Dragon Sky Travel Service Co., Ltd and Nanjing Feiyu Travel Service Co., Ltd Notes to the Combined Financial Statements

(d)	Use of estimation

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

(e)	Cash and cash equivalents

Cash and cash equivalents represent cash on hand and deposits held at call with banks. The Company considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents.

(f)	Accounts receivable

Accounts receivable are recorded at net realizable value consisting of the carrying amount less an allowance for uncollectible accounts, as needed. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The Company determines the allowance based on aging data, historical collection experience, customer specific facts and economic conditions. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance-sheet credit exposure related to its customers. As of December 31, 2007 and 2006, no allowance for doubtful accounts was provided for.

(g)	Other receivables

As needed for normal business purposes, the Company advances predetermined amounts based upon internal Company policy to certain employees and unrelated parties to ensure certain transactions to be performed in a timely manner. The Company has full oversight and control over the advanced accounts. As of December 31, 2007 and 2006, no allowance for doubtful accounts was provided for.

(h)	Long-lived assets

Vehicles and office Equipment

Vehicles and office equipment are recorded at cost less accumulated depreciation. Depreciation is calculated on the straight-line method after taking into account their respective estimated residual values over the following estimated useful lives:

Vehicles	10 years
Office equipment	5 years

Depreciation expense is included in cost of services and general and administrative expenses.

When vehicles and office equipment are retired or otherwise disposed of, resulting gain or loss is included in net income or loss in the year of disposition for the difference between the net book value and proceeds received thereon. Maintenance and repairs which do not improve or extent the expected useful lives of the assets are charged to expenses as incurred.

Tianjin Golden Dragon International Travel Service Co., Ltd, Tianjin Golden Dragon Sky Travel Service Co., Ltd and Nanjing Feiyu Travel Service Co., Ltd Notes to the Combined Financial Statements

Impairment of long-lived assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of long-lived assets to be held and used is measured by a comparison of the carrying amount of the asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future undiscounted cash flows, an impairment loss is recognized for the difference between the carrying amount of the asset and its fair value. There were no impairment losses in the years ended December 31, 2007 and 2006.

(i)	Statutory surplus reserve

The Company is required to set aside 10% of its income after income taxes prepared in accordance with PRC accounting regulations to the statutory surplus reserve until the balance reaches 50% of the paid up capital or registered capital, whether further appropriation will be at the directors’ recommendation.

(j)	Revenue recognition

The Company's revenue recognition policies are in compliance with Staff Accounting Bulletin No. 104, “Revenue Recognition”. Revenue from travel services is recognized at the date the price is fixed or determinable, the services are provided completely, no other significant obligations of the Company exist and collectability is reasonably assured. Payments received before all of the relevant criteria for revenue recognition are recorded as advances from customers.

(k)	Taxations

(i) Income tax

The Company, being incorporated in the PRC, is governed by the income tax law of the PRC and is subject to PRC enterprise income tax. The applicable income tax rates for the Company were 33% for the years ended December 31, 2007 and 2006. Beginning January 1, 2008, the new Chinese Enterprise Income Tax (“EIT”) law will replace the existing laws for Domestic Enterprises (“DES”) and Foreign Invested Enterprises (“FIEs”). The new standard EIT rate of 25% will replace the 33% rate currently applicable to both DES and FIEs.

(ii) Business tax and relevant surcharges

Revenue derived from travelling services is subject to business tax at 5.5% of gross service income after deducting relevant costs. Revenue derived from bus leasing is subject to business tax at 3% of gross service income.

(iii) Deferred tax

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and any operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided to reduce the amount of deferred tax asset if it is considered more likely than not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Tianjin Golden Dragon International Travel Service Co., Ltd, Tianjin Golden Dragon Sky Travel Service Co., Ltd and Nanjing Feiyu Travel Service Co., Ltd Notes to the Combined Financial Statements

(l)	Commitments and contingencies

In the normal course of business, the Company is subject to loss contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters, including, among others, government investigations, product and environmental liability, and tax matters. In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 5, “Accounting for Contingencies”, the Company records accruals for such loss contingencies when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. Historically, the Company has not experienced any material service liability claims.

(m)	Fair value of financial instruments

The carrying amounts of cash and cash equivalents, accounts receivables from third and related parties, amounts due from and due to related parties, accounts payable, other payables and short-term borrowings approximate their fair values due to their short term nature.

The fair value are estimated by discounting the future cash flow using an interest rate which approximated the rate for which the financial institution would charge borrowers with similar credit ratings and remaining maturities.

(n)	Recently issued accounting standards

Financial Accounting Standards Board (“FASB”) Interpretation No. 48 (“FIN 48”)

In June 2006, the FASB issued FIN 48, Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109, which clarifies the accounting for uncertainty in tax positions. This interpretation requires that an entity recognizes in the consolidated financial statements the impact of a tax position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. The initial adoption of FIN 48 on January 1, 2007 did not have any impact on the Company's financial position or results of operations. The Company has no material unrecognized tax benefit which would favourably affect the effective income tax rate in future periods. The Company has elected to classify interest and penalties related to an uncertain tax position, if and when required, as part of income tax expense in the combined statements of operations and comprehensive income.

FASB Statement No. 157 (“SFAS No. 157”)

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, which defines fair value, provides a framework for measuring fair value, and expands the disclosures required for fair value measurements. SFAS No. 157 does not require any new fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. Although management will continue to evaluate the application of SFAS No. 157, management does not currently believe the adoption of SFAS No. 157 will have a material impact on the Company’s results of operations or financial position.

FASB statement No. 159 (“SFAS No. 159”)

In February 2007, the FASB issued SFAS No. 159, Fair Value Option for Financial Assets and Financial Liabilities. SFAS 159 permits companies to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected to be reported in earnings. SFAS No. 159 is effective for the Company on January 1, 2008, although earlier adoption is permitted. Although management will continue to evaluate the application of SFAS No. 159, management does not currently believe the adoption of SFAS No. 159 will have a material impact on the Company’s results of operations or financial position.

Tianjin Golden Dragon International Travel Service Co., Ltd, Tianjin Golden Dragon Sky Travel Service Co., Ltd and Nanjing Feiyu Travel Service Co., Ltd Notes to the Combined Financial Statements

(o)

Segment reporting

The Company operates and manages its business as a single segment. As the Company generates all of its revenues from customers in the PRC, no geographical segments are presented.

3.

Significant risks

(a)	Revenue

As the travel industry is highly sensitive to business and personal discretionary spending levels, it tends to decline during general economic downturns in the PRC. Although China is considered economically stable, it is possible that unanticipated events there or in foreign countries could disrupt the Company’s operation. In addition, other adverse trends or events, such as a recurrence of any serious contagious diseases, increased occurrence of travel-related accidents, outbreak of war, poor weather conditions or natural disasters etc., will tend to reduce travel and are likely to reduce the Company's revenues.

(b)	Credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash, cash equivalents, accounts receivables and other receivable. The Company places its cash and cash equivalents, amounted to USD549,707 and USD115,931 as at December 31, 2007 and 2006, with financial institutions that management believes are of high-credit ratings and quality.

The Company conducts credit evaluations of customers and generally does not require collateral or other security from its customers. The Company establishes an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers.

(c)	Foreign currency risk

A majority of the Company’s sales and expenses transactions and a significant portion of the Company’s assets and liabilities are denominated in Renminbi (“RMB”). RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the PBOC. Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

4.	Due from member

One of the Company’s members had advanced USD2,148,702 and USD2,009,990 to the Company as of December 31, 2007 and 2006 respectively. The cash advance was interest free, had no fixed term of repayment and was unsecured. USD1,300,500 has been collected in September 2008. For the remaining USD848,202, the Company entered into an agreement with the member, in accordance with which it should be settled by the dividend to be apportioned to the member by the end of 2008.

Tianjin Golden Dragon International Travel Service Co., Ltd, Tianjin Golden Dragon Sky Travel Service Co., Ltd and Nanjing Feiyu Travel Service Co., Ltd Notes to the Combined Financial Statements

5.	Vehicles and office equipment

Vehicles and office equipment consist of the following:

	December 31,
	2007	2006
	USD	USD
Vehicles	3,853,789	3,605,003
Office equipment	159,687	129,613
Total vehicles and office equipment	4,013,476	3,734,616
Less: accumulated depreciation	(1,157,814)	(729,732)
Total vehicles and office equipment, net	2,855,662	3,004,884

In August 2005, the vehicles amounted to USD2,292,020 were pledged as security to First Automobiles Financial Co., Ltd., an unrelated company, for providing guarantee for the Company's long-term debt amounted to USD2,270,356. As at December 31, 2007 and 2006, the net book value of the pledged vehicles were USD2,041,876 and USD2,140,847 respectively.

6.	Other long-term assets

Other long-term assets wholly represent the quality warranty funds deposited in local tourism administration according to relevant PRC regulations.

7.	Amount due to member

The balance wholly represented amount due to one of the members of Nanjing Feiyu, arising from the normal operating payment made on behalf of the Company. The balance was short term in nature, unsecured and non-interest bearing and was repaid in 2007.

8.	Long-term debt

	December 31,
	2007	2006
	USD	USD
Current portion	648,272	925,522
Long-term portion	171,827	403,492
	820,099	1,329,014

This debt is granted by First Automobiles Financial Co., Ltd., an unrelated party, for providing financial support to the Company's purchase of vehicles. Term of the loan is from August 29, 2005 to May 19, 2008, and the interest rate is 6.34% per annum. On January 11, 2007, an extension loan contract was signed and the final repayment date is changed to March 18, 2009 and the interest rate is changed to 7.13% per annum. The loan is secured by the vehicles as described in note 5.

The fair value of the long-term loan equals its carrying amount, as the impact of discounting is not significant. The fair value is based on cash flow discounted using a rate based on the borrowing rate of 7.02% and 6.3% for the year ended December 31, 2007 and 2006 respectively.

Tianjin Golden Dragon International Travel Service Co., Ltd, Tianjin Golden Dragon Sky Travel Service Co., Ltd and Nanjing Feiyu Travel Service Co., Ltd Notes to the Combined Financial Statements

9.	Revenue and cost of services

	December 31,
	2007	2006
	USD	USD
Revenue
- tourism services	25,811,011	21,002,270
- rental services	952,803	912,297
	26,763,814	21,914,567
Cost of services
- tourism services	(20,475,993)	(16,582,056)
- rental services	(809,353)	(782,050)
	(21,285,346)	(17,364,106)
Gross margin
- tourism services	5,335,018	4,420,214
- rental services	143,450	130,247
	5,478,468	4,550,461

10.

Advertising

The Company expenses all advertising costs as incurred. The advertising cost for the years 2006 and 2007 was insignificant.

11.

Taxation

(a)

Taxes payable

	December 31,
	2007	2006
	USD	USD
Income tax payable	3,542,301	1,785,077
Business tax payable	592,525	288,510
Other tax payable	28,116	14,126
	4,162,942	2,087,713

The Company has obtained special tax clearances from local tax authority of the PRC Government, confirming that the Company has already filed all the taxes for the operating period prior to December 31, 2004, therefore the Company’s members considered that the Company does not have any potential tax liabilities before that date and have committed to bear all the tax liabilities if any occurs. However, as the tax authority of the PRC Government conducts periodic and ad hoc tax filing reviews on business enterprises operating in the PRC after those enterprises have completed their relevant tax filings, hence the Company’s tax filings since then may not be final. It is therefore uncertain as to whether the PRC tax authority may take different views about the Company’s tax filings for the period after December 31, 2004 which may lead to additional tax liabilities.

Tianjin Golden Dragon International Travel Service Co., Ltd, Tianjin Golden Dragon Sky Travel Service Co., Ltd and Nanjing Feiyu Travel Service Co., Ltd Notes to the Combined Financial Statements

The actual income tax expense is computed by applying the PRC statutory tax rate of 33% to income before income taxes as a result of the following:

	December 31,
	2007	2006
	USD	USD
Income before income taxes	4,787,629	3,615,288
Effective tax rate	33%	33%
	1,579,917	1,193,045

On March 16, 2007, the PRC government enacted the new Enterprise Income Tax Law which imposes a single income tax rate of 25% for most domestic enterprises and foreign investment enterprises. The Enterprise Income Tax Law is effective as of January 1, 2008 and the applicable income tax rate of the Company will be 25%.

(b)	Deferred tax

As at December 31, 2007 and 2006, no provision for deferred taxation was recognized as there was no material temporary difference for tax purpose.

12.	Statutory surplus reserve
		December 31,
		2007	2006
		USD	USD

	Statutory surplus reserve appropriation	320,771	242,224

In accordance with the “Company Law of the PRC” and the Company’s Articles of Association, appropriations from net profit should be made to the statutory surplus reserve, after offsetting accumulated losses from prior years, and before profit distributions to the members. The percentages to be appropriated to the Reserve Fund are determined by the Board of Directors of the Company. The statutory surplus reserve can be used to offset accumulated losses or to increase capital.

13.	Distribution to members

The balances represented members’ receivable, which the members did not intend to repay, with balances of USD 2,442,810 and USD 455,981 as of December 31, 2007 and 2006 respectively. The Company applied such receivable from the members to their capital accounts.

14.	Dividends

	December 31,
	2007	2006
	USD	USD

Dividends paid to members	2,886,941	2,180,019

Tianjin Golden Dragon International Travel Service Co., Ltd, Tianjin Golden Dragon Sky Travel Service Co., Ltd and Nanjing Feiyu Travel Service Co., Ltd Notes to the Combined Financial Statements

15. Commitments and contingencies

(a)	Operating lease commitments

As of December 31, 2007, the Company did not have any significant operating lease commitments.

(b)	Capital and other commitments

As of December 31, 2007, the Company did not have any significant capital and other commitments, long-term obligations, or guarantees.

16. Subsequent events

The following reorganization was carried out subsequent to December 31, 2007:

(a)	Sky Travel acquired 51% and 49% of the equity interest of International Travel from Mr. Xuetian Yuan and Ms. Jinwei Chen respectively on April 9, 2008.

(b)	International Travel acquired 30% of the equity interest of Nanjing Feiyu and Sky Travel acquired 70% of the equity interest of Nanjing Feiyu from Ms. Wei Liu and Mr. Feiyu Chen on May 19, 2008

(c)

51% and 49% of the equity interest of Sky Travel from Mr. Xuetian Yuan and Ms. Jinwei Chen respectively was acquired by Tianjin Longhai Longjia Enterprise Management and Consulting Co., Ltd.("Tianjin Longhai Longjia"), which was incorporated on July 3, 2008 under the laws of the PRC, with USD14,737 in registered capital, for the purpose of providing consulting services related to enterprise management, marketing, planning and investment and conferences, on July 9, 2008.

EXHIBIT INDEX

2.1	Share Exchange Agreement, dated as of December 24, 2008, among the registrant, Touchstone Industry Group Limited and the shareholders of Touchstone Industry Group Limited.
2.2	Second Joint Plan of Reorganization, dated June 22, 2004.
3.1	Amended and Restated Articles of Incorporation, as filed with the Secretary of State of Nevada on January 14, 2009.
3.2	Amended and Restated Bylaws of the registrant, adopted January 14, 2009.
4.1	VT Video 2004 Equity Incentive Plan.
4.2	Plan Warrant Agreement of Visitalk Capital Corporation, effective as of June 22, 2004.
10.1	Securities Purchase Agreement, dated October 30, 2008, by and between Touchstone Industry Group Limited and Bay Peak, LLC.
10.2	Earn-In Agreement, dated January 14, 2009, by and among Liqiang Song, Xuetian Yuan and Jinwei Chen.
10.3	Loan Agreement, dated July 3, 2008, by and between Tianjin Golden Dragon International Travel Service Co., Ltd. and Xuetian Yuan.
10.4	Credit Loan Agreement for Automobile Buyer, by and between Tianjin Golden Dragon International Travel Service Co., Ltd. and First Automobile Finance Co., Ltd.
10.5	Mortgage Contract for Automobile Credit, by and between Tianjin Golden Dragon International Travel Service Co., Ltd. and First Automobile Finance Co., Ltd.
10.6	Extension Agreement to Credit Loan Agreement for Automobile Buyer, by and between Tianjin Golden Dragon International Travel Service Co., Ltd. and First Automobile Finance Co., Ltd.
10.7	Form of Employment Agreement
14	Code of Ethics
21	List of Subsidiaries
23	Consent of Bernstein & Pinchuk LLP
24	Power of Attorney (included on the signature page of this registration statement)